UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10/A
Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

BUTTE HIGHLANDS MINING COMPANY
(Name of Small Business Issuer in its charter)

State of Delaware
(State or other jurisdiction of incorporation or organization)
81-0409475
(I.R.S. Employer Identification No.)

P.O. Box 99
Liberty Lake, Washington
(Address of principal executive offices)

99019
(Zip Code)

Issuer's telephone number (including area code) (509) 979-3053

Securities to be registered under Section 12(b) of the Act.

Title of each class
None

Name of each exchange on which each class is to be registered:
Not Applicable

Securities registered under Section 12(g) of the Act: Class A Common Stock
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12-b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

ITEM 1. DESCRIPTION OF BUSINESS

History

Butte Highlands Mining Company (hereinafter "Butte" or "the Company") was incorporated in May 1929 under the laws of the State of Delaware for the purpose of exploring and mining the Butte Highland's (Only Chance) Mine, south of Butte, Montana. The Company ceased significant operations in 1942.

Between 1987 and 1996 the Company had been unable to have regular shareholder meetings because mailings to the addresses of shareholders of record were undeliverable because they were inadequate, incomplete or the shareholder was deceased or had moved and failed to change their addresses on the records of the Company.   The last shareholder meeting, where there was a quorum present, had been held in 1987, which meeting was possible only because a court appointed a trustee to vote the shares of missing shareholders to satisfy the quorum requirements for a valid meeting.

September, 1996, the Superior Court of Washington for Spokane County appointed an independent trustee to represent and vote on behalf of the Company's missing shareholders at a Special Meeting of Shareholders. The appointment of the trustee was made necessary because the Company had been unable to have regular shareholder meetings since 1987 due to the fact that the addresses of the holders of approximately 76% of the Company's were inaccurate. Prior to the September, 1966 Special Meeting of Shareholders a Proxy Statement containing, among other items, a Notice of Special Meeting of Shareholders, complying with the notice information requirements of Section 222(a) of the Delaware General Corporate Law was mailed to shareholders within the time frame established by Section 222(b) of the Delaware General Corporate Law. In addition to the mailing of notice of the Special Meeting of Shareholders to the shareholders of record, the Company also published notice of the meeting in newspapers in Washington and Idaho in the two counties were many of the Company's shareholders were last known to reside. Management having determined that the Company's notice process had conformed to and complied with Section 222 of the Delaware General Corporation Act held a Special Meeting of Shareholders held on September 20, 1996, with the Trustee voting in favor of management's proposal, the plan to amend the Articles of Incorporation and a related plan of recapitalization was approved.   Pursuant to the plan of recapitalization: (i) the capital stock of the Company would be divided into two classes of common stock, Class A Voting Common Stock ("Class A Stock") and Class B Nonvoting Common Stock ("Class B Stock"); (ii) those stockholders of the Company who could be located would receive one share of Class A Stock for each issued and currently outstanding share of capital stock then owned by them; and (iii) those stockholders of the Company who could not be located would receive one share of Class B Stock, which would be held in trust for their benefit, for each issued and outstanding share of capital stock then owned by them; (iv) should any holder of Class B Stock (or his or her heirs or beneficiaries) be located or make themselves known to the Company after initiation of the Plan, the trustee was authorized to issue such shareholders shares of Class A Stock in exchange for an equal number of Class B Stock. See Note 5 to financial statements.

On May 17, 2007 the Company entered into an Asset Purchase Agreement ("Agreement") with Timberline Resources Company, an Idaho public company, for the sale of its remaining mining claims, consisting of six patented mining claims covering both surface and mineral rights, two patented mining claims (mineral only), eight unpatented claims located in Silver Bow County, Montana, known as the Butte Highlands Gold Project and certain related water rights and all papers, documents and instruments in the Company's possession, custody or control relating or pertaining to the mining claims and water rights and water rights associated with certain permits issued by the State of Montana . The Company received $405,000 in cash and 108,000 shares of Timberline Resources common stock valued at $2.00 per share, for a total sale price of $621,000. The sale resulted in a gain of $601,378. The securities were restricted from sale for one year from the date of acquisition of May 17, 2007.

Pursuant to the terms of the Agreement, Timberline agreed to assume and discharge, and indemnify and hold our Company harmless against all debts, claims, liabilities and obligations under any lease or other agreement relating directly to purchased assets. Timberline expressly assumed all debts, claims, liabilities and obligations pertaining to the assets that arise from or were asserted from or after the closing of the sale, including but not limited to:

(a) Debts, claims, liabilities or obligations arising or pertaining to any future required assessment work of the mining claims and

(b) Debts, claims, liabilities, or obligations arising or pertaining to Timberlines exploration or development of the mining claims.

In addition, Timberline expressly assumed all of the following debts, claims, liabilities and obligations pertaining to the mining claims, whether they arose before or were asserted after the closing date of the purchase including

(a) Debts, claims, liabilities or obligations arising of pertaining to any violation or alleged violation of any environmental laws and debts, claims, liabilities or obligations arising or pertaining to any Environmental permit.

Under the terms of the agreement our Company acknowledged that it had been advised that it may be liable under Environmental laws for historical mining activities on the mining claims which comprised a portion of the assets purchased by Timberline. Pursuant to the terms of the Agreement, Timberline expressly assumed such liabilities.

Since the date of the closing of the Agreement, the Company no longer holds any mineral properties or claims. The Board of Directors intends to seek out an appropriate business opportunity and has not limited its search to any particular industry. Management believes it can identify opportunities in several sectors and will proceed with the appropriate diligence to create value for the shareholders. Our business is conducted from the office of our President, Paul Hatfield, in Spokane, Washington.

Because we have no operations and only nominal assets we are what the Securities and Exchange Commission defines as a shell company. At such time as we cease to be a shell company we will need to file a Form 8-K that contains the information that would be required in an initial registration statement on Form 10 to register a class of securities under Section 12 of the Securities Exchange Act of 1934. We will be required to file the Form 8-K within four business days after the closing of the transaction that results in our no longer being considered a shell company

We are registering our shares under the Securities Exchange Act of 1934 (the "Exchange Act") for the purpose of becoming a reporting company. The Company believes that it will be better able to finance its operations if it is a reporting company. Management believes the benefits of becoming a reporting company include the ability to obtain support of market makers, facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for stock options or similar benefits to key employees, and providing liquidity for all shareholders by qualifying to list on the NASDAQ supervised OTC Bulletin Board.

ITEM 1A   RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

1.   Because our Company was historically engaged in the mineral exploration industry, there exists the possibility that the Company may have environmental liability.

There can be no assurance that the Company may not at some future date be deemed to have environmental liabilities as a consequence of prior operations in the mining industry.

The Company's most recent sale of its mining claims contained provisions for the assumption of, and indemnification for, environmental liabilities, In the event that environmental claims were asserted against the buyer of the Company's mining claims, there can be no assurance that such company would have the financial resources to satisfy such claims. There can be no assurance a governmental authority would not look to our Company to pay for the unsatisfied amount of any environmental liabilities. This could have a materially adverse consequence to our Company.

Further, neither the sale of the mining claims, nor the buyer's assumption of environmental liabilities, precludes a governmental authority from asserting claims of environmental liability directly against our Company at some future date. In such case the Company would be forced to seek indemnification from the buyer of the mining claims. The potential cost of seeking such indemnification, or the buyer's inability to satisfy any claim for indemnification, could have a materially adverse financial consequence to our Company.

2.   The Company has had no revenues or earnings from operations.

The Company has no significant assets or financial resources. The Company will be dependent the acquisition of an operating company in order for it to generate revenues or earnings.

3.   You should not rely on an investment in our common stock to provide dividend income.
We have never paid any dividends and we do not plan to pay cash dividends on our common stock in the foreseeable future.

4.   Our common stock is quoted on the Pink Sheets.

Trading in stock quoted in the Pink Sheets is often thin and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the Pink Sheets is not a stock exchange, and trading of securities on the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system or a stock exchange such as the Amex. Accordingly, shareholders may have difficulty reselling any of the shares.

5. *Our stock is a penny stock and subject to certain restrictions on sales practices on broker-dealers*

The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

6. *Lack of Liquidity*

Because the Company is a shell company, shareholders holding unregistered shares of the Company's common stock will not be able to avail themselves of Rule 144 for the resale of such restricted securities.

7. ***Because we have no operating business we are considered a 'blank check" or "shell" company.***

- Because the Company is a shell company, shareholders holding unregistered shares of the Company's common stock will not be able to avail themselves of Rule 144 for the resale of such restricted securities.

- Restrictions on the resale of restricted shares of the Company's common stock due to its shell company status may make it difficult, more expensive or impossible for the Company to finance any business opportunity.

- The Company will be required to file current "Form 10 information" with the Securities and Exchange Commission within four days of any business acquisition. This may increase the cost of such an acquisition or preclude some business opportunities entirely.

- Until such time as the Company ceases to be shell Company it will be required to comply with Rule 419 under the Securities Act of 1933. This rule governs the offering of securities by "blank check" companies. Our Company is deemed to be a "blank check" because it is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and is issuing "penny stock." Rule 419 imposes additional requirements on a blank check company which seeks to offer its securities . Compliance with Rule 419 may make any such contemplated offering more expensive to the Company, more difficult to find potential investors and more time consuming to effect a business transaction. Such requirements include the escrow of the proceeds of any offering, the obligation of the Company to provide, and the right of the purchaser to receive, information regarding an acquisition, including the requirement that purchasers confirm in writing their investment in the Company after an acquisition candidate is identified and the probable requirement of a post-effective amendment to the offering document setting forth information about the acquisition target that would be required in the applicable form of registration statement. Compliance with Rule 419 will increase the cost of any such offering, may make investment in the Company less attractive to certain investors and may make the Company less attractive to potential acquisition candidates.

Employees

We currently have no employees. We intend to utilize the services of outside consultants and contractors to provide additional services to the Company.

Competition

The Company is and will remain an insignificant participant among the firms that are seeking to acquire an interest in a business opportunity. Most established venture capital and financial concerns have significantly greater financial and personnel resources and technical expertise than the Company.   In view of the Company's limited financial resources and limited management availability, the Company will continue to be at a significant disadvantage compared to the Company's competitors.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Butte Highlands Mining Company (hereinafter "Butte" or "the Company") was incorporated in May 1929 under the laws of the State of Delaware for the purpose of exploring and mining the Butte Highland's (Only Chance) Mine, south of Butte, Montana. The Company is inactive, having sold the last of its mining claims in 2007.

We intend to acquire an interest in a business seeking the perceived advantages of a publicly registered corporation. We will not restrict our search to any specific business or industry, and the Company may participate in a business venture of virtually any kind or nature. The Company may seek a business opportunity with an entity which has recently commenced operations, wishes to utilize the public marketplace in order to raise additional capital to expand into new products or markets, develop a new product or service, or for other corporate purposes. The Company may acquire assets and/or establish subsidiaries in various businesses, or acquire existing businesses as subsidiaries. Business opportunities may be available in many different industries at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management of the Company, while not experienced in matters relating to the new direction of the Company, will rely primarily upon their own efforts to accomplish the business purposes. The Company does not anticipate a significant change in the number of employees during the next 12 months. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel, will be utilized to effectuate its business purposes described herein. During the next twelve months, the Company expects to be able to satisfy its cash requirements, and does not foresee the need to raise additional capital during this period.

The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934. After completion of this registration, it is the Company's intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board. The Company believes that listing on the OTCBB will facilitate the Company's efforts to obtain additional equity financing.

Result of Operations for period ended September 30, 2009 compared to the period ended September 30, 2008

During the three and nine month periods ended September 30, 2009, the Company had a net loss of $7,757 and $37,795 respectively compared to a net loss of $29,956 and 38,272 during the three month and nine month periods ended September 30, 2008. This represents a decreased net loss of $ 22,199 during the three month period ended September 30, 2009. The decrease in net loss is attributable to decreased professional fees and general and administrative expenses over the respective three month period ended September 30, 2009.

Total operating expenses decreased to $7,791 during the three month period ended September 30, 2009 from $29,478 for the comparable period ended September 30, 2008. The decrease is primarily attributable to decreased professional fees and general and administrative expenses over the respective three month period ended September 30, 2008.

Liquidity and Capital Resources

The Company's working capital at September 30, 2009 was $196,068 compared to working capital of $233,531 at December 31, 2008. Working capital decreased primarily due to the current year expenses related to the Company's Registration Statement on Form 10 and the fact that the Company had no income from operations.

Net cash used in operating activities was $41,298 during the nine month period ended September 30, 2009 compared with $94,541 during the nine month period ended September 30, 2008.

Cash flow from investing activities was $0 during the nine month period ended September 30, 2009 compared to $0 during the nine month period ended September 30, 2008.

Cash flow from financing activities was $0 during the nine month period ended September 30, 2009 compared with $0 during the nine month period ended September 30, 2009.

As a result, cash decreased by $41,298 during the nine month period ended September 30, 2009. The Company had cash of $195,745 as of September 30, 2009. It will not be necessary for the Company to raise additional capital to continue its business activities in 2009.

Year ended December 31, 2008 compared to year ended December 31, 2007.

Result of Operations

During 2007 the Company sold all of its remaining mining claims, consisting of eight patented claims and eight unpatented claims to Timberline Resources. The Company received $405,000 in cash and 108,000 shares of Timberline Resources common stock valued at $2.00 per share, for a total sale price of $621,000. The sale resulted in a gain of $601,378.

During 2008, the Company had a net loss of $211,859 compared to net income of $346,964 during 2007. This represents a decrease of $558,823 over the year ended December 31, 2007. This decrease is due to the sale of the mining claims, which occurred in 2007, and an other than temporary impairment of investments.

Total operating expenses increased to $51,359 in 2008 from $33,392 in 2007. The increase is primarily due to professional fees incurred in connection with the preparation of this Registration Statement and an increase of general and administrative fees in the amount of $11,753.

Liquidity and Capital Resources

The Company's working capital at December 31, 2008 was $233,531 compared to working capital of $279,775 at December 31, 2007. Working capital decreased primarily due to the current year expenses and the fact that the Company had no income from operations.

Net cash used in operating activities was $103,655 in 2008 compared with $142,335 in 2007. This decrease is primarily due to the decrease in income taxes expensed.

Cash flow from investing activities was $0 in 2008 compared to $404,457 in 2007. The decrease was due to the cash received from the sale of mining claims in 2007.

Cash flow from financing activities was $0 in 2008 compared with $35,000 in 2007. This decrease was due to no financing activities in 2008 and the proceeds from the exercise of stock options in 2007.

As a result, cash decreased by $103,655 in 2008. The Company had cash of $237,043 as of December 31, 2008.

The Company estimates that the annual costs associated with being a reporting public company will be approximately $47,000. This amount is comprised of accounting fees of approximately $38,500 and legal fees of $7,500. In addition the Company estimates that it will incur approximately $10,000 per year to seek a business opportunity to acquire and up to an additional $50,000 to acquire any such business opportunity once identified. It will not be necessary for the Company to raise additional capital to continue its business activities in the next twelve months.

Off-Balance Sheet Arrangements

There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements.

ITEM 3. DESCRIPTION OF PROPERTY

The Company does not hold an interest in any properties. The Company historically owned and operated mining properties near Butte, Montana. Operation of these properties was suspended in 1942. During 1993, the Company entered into a lease with options to sell the properties to Orvana Resources Corporation ("ORC") and Orvana Minerals Corporation ("OMC"), a Canadian Corporation. The agreement also provided for a lease with an option to purchase eight patented lode-mining claims and 109 unpatented mining claims together with all mineral and other rights. The total option price was $2,000,000 in Canadian currency with cash and stock received annually in agreed upon amounts.

During December 1998, the Company amended the lease option with ORC and OMC to a total option price of $1,685,000 in Canadian Currency. During the year ended December 31, 2000, negotiations to amend the lease failed and final payment was received during the year ended December 31, 2002 in the amount of $31,087. On May 17, 2007 the Company sold all of its remaining mining claims, consisting of eight patented claims and eight unpatented claims to Timberline Resources.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number and percentage of shares of common stock of the Company held by any person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent and each director, each of the named executive officers and directors and officers as a group.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of November 30, 2009, regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

Title of Class	Name of Beneficial Owner	Amount	Percent of Class (1)
Class A Common	Paul A. Hatfield	875,566	66.43

(1) Based on 1,317,948 shares of Class A Common Stock issued and outstanding,

Security Ownership of Management

The following table sets forth certain information as of November 30, 2009, regarding the number and percentage of shares of Class A Common Stock of the Company beneficially owned by each director, each of the named executive officers and directors and officers as a group.

Title of Class	Name & Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class[1]
Common	Paul A. Hatfield 18210 N. Lidgerwood Colbert, WA 99005	875,566	66.43
Common	Susan Robinson 4390 San Gabriel Dr. Reno, NV 89502	14,000	1.06
	Total of all executive officers and directors (3 individuals)	889,566	67.49

(1) Based on 1,317,948 shares of Class A Common Stock issued and outstanding

Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

The following information is provided as of November 30, 2009 with respect to each executive officer and director of the Company:

Name	Age	Position
Paul A. Hatfield	46	Director , President and Chief Financial Officer
Susan Ann Robinson –Trudell	48	Director and Vice President
Doris Marie Prater	83	Director and Secretary

Paul A. Hatfield has been a Director of the Company since 1986. From 1986 to 1991 Mr. Hatfield served as the Company's Vice President and has served as the President of the Company since 1991. From 1989 to 2003 Mr. Hatfield served as the Vice-President of Mining for N. A. Degerstrom, Inc. From April 2003 until May, 2005 Mr. Hatfield was employed as a project manager for Old Castle Corporation. From May 2005 to the present Mr. Hatfield has been employed by Spokane Rock Products, Inc as the Asphalt Manager. Mr. Hatfield is a graduate of Montana Tech of the University of Montana with a Bachelor of Science degree. Mr. Hatfield also serves as the Company's principal financial officer.

Susan Ann Robinson –Trudell has been a Director and Vice-President of the Company since 1991. Since 2004, Ms. Robinson –Trudell has been the Director of the Nevada Cancer Institute From 1997 to 2004 she served as the Executive Director of the American Cancer Society. Ms. Robinson –Trudell is graduated from the University of California at Santa Barbara with a Bachelor of Arts Degree. She received her M.B.A. from the University of Nevada and is currently enrolled in post-graduate study at Duke University. Ms. Robinson-Trudell is the sister of Paul Hatfield, the President of the Company.

Doris Marie Prater has been a Director of the Company since 1984. For the past twenty-five years Ms. Prater has been employed as a secretary by Opportunities, Inc. a privately held company in Great Falls, Montana.

Board Committees

The entire Board of Directors presently serves as our Audit, Nominating and Compensation Committees and will continue to serve in such capacity until said committees are established. We have not yet adopted a Code of Ethics for our Executive Officers but intend to do so during the second quarter of 2009.

Conflicts of Interest

Officers and Directors have a fiduciary duty to our shareholders and owe the Company a duty to advance the Company's business interests when the opportunity to do so arises. As a result, Officers and Directors are prohibited from taking personal advantage of certain business opportunities in which the Company may be interested. This so-called "corporate opportunity doctrine" is complicated and it is not possible to clearly define all of the business opportunities which belong or could be of interest to the Company and what business opportunities may be taken advantage of personally by Officers or Directors. The most common types of situations falling within this corporate opportunity doctrine prohibit Officers and Directors from: (i) personally taking advantage of any business opportunity that typically would be pursued by, or would be of interest to, the Company; (ii) personally taking advantage of any other business opportunity that the Company may want to take advantage of if the opportunity is discovered using Company property, business contacts or information, or that the Officer becomes aware of because he or she works for the Company (or that a Director becomes aware of in his or her capacity as a director of the Company).

Legal Proceedings

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

ITEM 6. EXECUTIVE COMPENSATION

Doris Prater and Susan Robinson-Trudell each received a $500 annual directors' fee during 2007 and 2008. Mr. Hatfield receives no compensation for serving as a director of the Company. None of the Company's officers received any compensation for serving in such capacity during 2008.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

Neither Paul A. Hatfield nor Susan Robinson-Trudell are independent directors. Doris Prater is the only independent member of the Board of Directors.

ITEM 8. DESCRIPTION OF SECURITIES

Upon formation in 1929, the Company issued 1,500,000 shares of its common stock in exchange for mineral claims. During 1937, the Company's total authorized common stock was increased to 2,500,000 under a reorganization plan.

During 1996, due to a long period of inactivity, stockholders representing approximately 76% of the outstanding common stock of the Company could not be located. The Company obtained an order from the Superior Court of Spokane County, Washington appointing a "trustee for the benefit of those stockholders who cannot be located". After obtaining this order, the Company adopted a plan of reorganization. Under this plan of reorganization, the Company increased authorized common stock to 25,000,000 shares of which 23,292,907 were designated as Class A Common Stock (voting) and 1,707,093 were designated as Class B common stock (nonvoting). All of the Company's locatable stockholders received share-for-share Class A Common Stock. All of the Company's unlocated stockholders received share-for-share Class B Common Stock, which is held in trust for missing shareholders pending knowledge of their location. There are currently 1,317,948 shares of Class A Common Stock and 1,663,941 shares of Class B Common Stock issued and outstanding.

All of the Class A Common Stock authorized has equal voting rights and powers without restrictions in preference. All shares of Class A Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Class A Common Stock are entitled to one vote for each share of Class A Common Stock owned at any shareholders' meeting. Holders of shares of Class A Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

If a previously unlocated recorded owner or beneficiary of a record owner is subsequently located, they must present satisfactory evidence and presentation of a share certificate or an "Affidavit of Loss" with an agreement to indemnify the Company for any future damage as a result of the certificate having been sold or transferred but not lost. Upon satisfaction of these requirements, Class A Common Stock will be issued share-for-share in exchange for the Class B Common Stock. The relevant shares of Class B nonvoting common stock will then be cancelled.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. Our Class A Voting Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares of Class A Voting Common Stock voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Transfer Agent

We utilize the services of Columbia Stock Transfer Company, 601 East Seltice Way, Suite 202, Post Falls, Idaho 83854, as our transfer agent and registrar.

PART II

ITEM 1. MARKET PRICE OF COMMON EQUITY AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is quoted on the over-the-counter market in the Pink Sheets with the symbol BTHI. The following table shows the high and low bid prices for the Common Stock for each quarter since January 1, 2007. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2007:		
First Quarter	.08	.08
Second Quarter	.35	.08
Third Quarter	.35	.35
Fourth Quarter	.35	.35
2008:		
First Quarter	.35	.35
Second Quarter	.35	.35
Third Quarter	.35	.25
Fourth Quarter	.25	.25
2009		
First Quarter	.25	.25
Second Quarter	.25	.25
Third Quarter	.25	.25

Holders

As of November 30, 2009, there were approximately 844 shareholders of record of the Company's Class A Common Stock.

Dividends

We have never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans.

The Company has no compensation plans (including individual compensation arrangements) under which equity securities of the Company registrant are authorized for issuance.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor have any judgments been taken, nor have any actions or suits been filed or threatened against it or its Managers in their capacities as such, nor are the Officers and Directors aware of any such claims that could give rise to such litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company's principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the year ended December 31, 2007, the Company issued an aggregate of 500,000 shares of Class A Common Stock to two directors for $35,000 in cash, pursuant to the exercise of outstanding stock options. The shares were issues pursuant a section 4(2) exemption from registration under the Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation provide that to the full extent that the Delaware General Corporation Law, as now existing or as it may be amended at a future date, permits the limitation or elimination of the liabilities of directors, a director of the corporation shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; However, this does not limit or eliminate the liability of a director of the Company for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law or for any transaction for which such director derived an improper personal benefit. Any amendment to or repeal of the Articles of Incorporation shall not adversely affect any right or protection of a director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

We have the power to indemnify a director, officer, or former director or officer of the Company, or any person who may have served at our request as a director or officer of another corporation, against expenses actually and reasonably incurred by such person in connection with the defense of any action, suit or proceeding, civil or criminal, in which he or she becomes a party by reason of being or having been such director or officer, to the full extent permitted by the Delaware General Corporation Law and our Bylaws, as now existing or amended at a future date.

The Company, to the full extent permitted by the Delaware General Corporation Law and our Bylaws, also has the power to enter into an agreement to advance expenses and litigation costs of any director or former director, without making any determination of the director's good faith or reasonable beliefs with regard to the lawfulness of his or her activity. The indemnification so authorized shall not protect or purport to protect any director against liability to the Company or to its stockholders to which her or she otherwise would be subject by reason of intentional misconduct, a knowing violation of the law or in connection with any transaction with respect to which it is finally adjudged that such director personally received a benefit in money, property or services to which that director was not legally entitled. The indemnification so authorized shall continue in effect as it relates to all acts or omissions committed while the director held his or her position, notwithstanding his or her subsequent resignation or removal from that position, and the indemnification shall inure to the benefit of the heirs, executors and administrators of that person or his or her estate.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.



BEHLERMICK PS
Bank of America Financial Center
601 W Riverside, Suite 430
Spokane, WA 99201
United States of America

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
Butte Highlands Mining Company

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We have audited the accompanying balance sheets of Butte Highlands Mining Company as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period from May 18, 2007 (inception of development stage) to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butte Highlands Mining Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended and for the period from May 18, 2007 (inception of development stage) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, certain errors related to the recognition of impairment in investments, as of December 31, 2008 were discovered by management of the Company during the current year. Accordingly, adjustments have been made to net loss and other comprehensive income to correct this error.

BehlerMick PS
Spokane, Washington
March 30, 2009, except Note 9 which is dated October 6, 2009

T: +1 509 838 5111
F: +1 509 838 5114

BUTTE HIGHLANDS MINING COMPANY
(A Development Stage Company)
BALANCE SHEETS

		December 31		December 31
		2008 (restated)		2007
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	237,043	$	340,698
Prepaid expense		1,000		961
Total Current Assets		238,043		341,659
PROPERTY AND EQUIPMENT				
Equipment		4,338		4,338
Less: accumulated depreciation		(3,777)		(3,402)
Total Property and Equipment		561		936
OTHER ASSETS				
Investments		50,760		448,200
Total Other Assets		50,760		448,200
TOTAL ASSETS	$	289,364	$	790,795
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	4,512	$	-
Income taxes payable		-		61,884
Total Current Liabilities		4,512		61,884
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDERS' EQUITY				
Common stock, Class A, $0.01 par value 23,292,907 shares authorized; 1,317,948 shares issued and outstanding, respectively		13,179		13,179
Common stock, Class B, $0.01 par value 1,707,093 shares authorized; 1,663,941 shares issued and outstanding, respectively		16,640		16,640
Additional paid-in capital		242,632		242,632
Accumulated income prior to development stage		476,706		476,706
Accumulated income during development stage		(464,305)		(252,446)
Other comprehensive income		-		232,200
Total Stockholders' Equity		284,852		728,911
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	289,364	$	790,795

The accompanying notes are an integral part of these financial statements.

BUTTE HIGHLANDS MINING COMPANY
(A Development Stage Company)
STATEMENTS OF OPERATION

	Years Ended December 31,		Period from May 18, 2007 (Inception of Development Stage) to December 31,
	2008 (restated)	2007	2008 (restated)
MINERAL LEASE REVENUES	$ -	$ -	$ -
OPERATING EXPENSES			
Professional fees	33,985	27,702	59,456
Depreciation	374	443	733
Officers & directors fees	1,000	1,000	1,000
General and administrative	16,000	4,247	20,672
TOTAL OPERATING EXPENSES	51,359	33,392	81,861
INCOME (LOSS) FROM OPERATIONS	(51,359)	(33,392)	(81,861)
OTHER INCOME (EXPENSES)			
Interest income	5,293	697	5,766
Interest expense	(553)	-	(553)
Other than temporary impairment of investment	(165,240)		(165,240)
Gain on sale of mining claims	-	601,378	-
TOTAL OTHER INCOME (EXPENSES)	(160,500)	602,075	(160,027)
INCOME (LOSS) BEFORE TAXES	(211,859)	568,683	(241,888)
INCOME TAXES			
Income tax benefit	-	(50,186)	(50,830)
Tax expense	-	(171,533)	(171,587)
	-	(221,719)	(222,417)
NET INCOME (LOSS)	$ (211,859)	$ 346,964	$ (464,305)
OTHER COMPREHENSIVE INCOME (LOSS)			
Unrealized gain (loss) on available for sale securities	-	232,200	-
COMPREHENSIVE INCOME (LOSS)	$ (211,859)	$ 579,164	$ (464,305)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (0.07)	$ 0.21	
WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED	2,981,889	2,815,222	

The accompanying notes are an integral part of these financial statements.

BUTTE HIGHLANDS MINING COMPANY

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock				Additional		Other	Total
	Class A		Class B		Paid-in	Accumulated	Comprehensive	Stockholders
	Shares	Amount	Shares	Amount	Capital	Income	Income	Equity
Balance, December 31, 2005	812,948	$ 8,129	1,681,560	$ 16,816	$ 212,506	$ (159,774)	$ -	$ 77,677
								-
Correction of error	5,000	50	(17,619)	(176)	126			-
Net income for year ending December 31, 2006	-	-	-	-	-	37,070	-	37,070
Balance, December 31, 2006	817,948	$ 8,179	1,663,941	$ 16,640	$ 212,632	$ (122,704)	$ -	$ 114,747
Class A common stock issued for cash at $0.07 per share	500,000	5,000			30,000			35,000
								-
Unrealized gain on available for sale securities							232,200	232,200
Net income for year ending December 31, 2007	-	-	-	-	-	346,964		346,964
Balance, December 31, 2007	1,317,948	$ 13,179	1,663,941	$ 16,640	$ 242,632	$ 224,260	$ 232,200	$ 728,911
Unrealized loss on availabile for sale securities							(232,200)	(232,200)
Net income for year ending December 31, 2008	-	-	-	-	-	(211,859)		(211,859)
Balance, December 31, 2008 (restated)	1,317,948	$ 13,179	1,663,941	$ 16,640	$ 242,632	$ 12,401	$ -	$ 284,852

The accompanying notes are an integral part of these financial statements.

BUTTE HIGHLANDS MINING COMPANY
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,				Period from May 18, 2007 (Inception of Development Stage) to December 31,
	2008 (restated)		2007		2008 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net income (loss)	$	(211,859)	$	346,964	$ (464,305)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:					
Depreciation		374		443	733
Gain on sale of mining claims		-		(601,378)	-
Other than temporary impairment of investment		165,240			165,240
Changes in assets and liabilities:					-
Decrease (increase) in prepaid expense		(39)		-	(39)
Decrease (increase) in deferred tax asset		-		50,186	50,830
Increase (decrease) in accounts payable		4,513		(434)	4,513
Increase (decrease) in income taxes payable		(61,884)		61,884	-
Net cash used by operating activities		(103,655)		(142,335)	(243,028)
CASH FLOWS FROM INVESTING ACTIVITIES:					
Cash paid for equipment purchased		-		(543)	(543)
Cash received for mining claims		-		405,000	405,000
Net cash used by investing activities		-		404,457	404,457
CASH FLOWS FROM FINANCING ACTIVITIES:					
Cash received from sale of common stock		-		35,000	35,000
Net cash used by financing activities		-		35,000	35,000
DECREASE IN CASH AND CASH EQUIVALENTS		(103,655)		297,122	196,429
Cash, beginning of period		340,698		43,576	40,614
Cash, end of period	$	237,043	$	340,698	$ 237,043
		-			
SUPPLEMENTAL CASH FLOW INFORMATION:					
Interest paid	$	-	$	-	
Income taxes paid	$	-	$	-	
NON-CASH INVESTING AND FINANCING ACTIVITIES:					
Investment received for mining claims	$	-	$	216,000	

The accompanying notes are an integral part of these financial statements.

BUTTE HIGHLANDS MINING COMPANY
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2008

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Butte Highlands Mining Company (hereinafter "Butte" or "the Company") was incorporated in May 1929 under the laws of the State of Delaware for the purpose of exploring and mining the Butte Highland's (Only Chance) Mine, south of Butte, Montana. The Company was reorganized in October 1996 for the purpose of acquiring and developing mineral properties. As of the date of reorganization, stockholders representing approximately 76% of the outstanding capital stock could not be located. In order to obtain the quorum necessary for the special meetings, the Company obtained an order from the Superior Court of Spokane County, Washington appointing a trustee for the benefit of those stockholders which could not be located. See Note 5.

As of May 17, 2007 the Company no longer holds any mineral properties or claims, and has reentered the development stage. The Board of Directors intends to seek out an appropriate business opportunity and has not limited its search to any particular industry. Management believes it can identify opportunities in several sectors and will proceed with the appropriate diligence to create value for the shareholders. Operations are primarily conducted from the Company headquarters in Spokane, Washington.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Butte Highlands Mining Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Marketable Securities
The Company accounts for marketable securities in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Under SFAS No. 115, debt securities and equity securities that have readily determinable fair values are to be classified in three categories:

Held to Maturity – the positive intent and ability to hold to maturity. Amounts are reported at amortized cost, adjusted for amortization of premiums and accretion of discounts.

Trading Securities – bought principally for purpose of selling them in the near term. Amounts are reported at fair value, with unrealized gains and losses included in earnings.

Available for Sale – not classified in one of the above categories. Amounts are reported at fair value, with unrealized gains and losses excluded from earnings and reported separately as a component of stockholders' equity.

At this time, the Company holds securities classified as available for sale. See "Note 4, Investments" for further details.

Earnings Per Share

Basic net income/loss per share was computed by dividing the net income/loss by the weighted average number of shares outstanding during the year. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time they were outstanding. The Company presents EPS on a combined basis because Class B common stock has all of the rights and privileges of Class A common stock, except for voting rights. See Note 1 and 5. Additionally, if the two class method were used the EPS would be identical.

Cash Equivalents

The Company considers cash, certificates of deposit, and debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash in one commercial account at a major financial institution. Although the financial institution is considered creditworthy and has not experienced any losses on its deposits, at December 31, 2008 and December 31, 2007 the Company's cash balance exceeded Federal Deposit Insurance Corporation (FDIC) limits by $0 and $240,698   respectively.

Impaired Asset Policy

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lives Assets" (SFAS No. 144"). SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. Statement 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. The Company adopted SFAS 144, which has not had a material impact on the financial statements.

Property and Equipment

Fixed assets are recorded at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation expense for the periods ended December 31, 2008 and 2007 was $374 and $443, respectively.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America require the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company's financial position and results of operations.

Fair Value of Financial Instruments

The Company's financial instruments as defined by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2008.

SFAS No. 157, "Fair Value Measurements("SFAS 157), define fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

    Level 1. Observable inputs such as quoted prices in active markets;

    Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

    Level 3. Unobservable inputs in which there is little of no market data, which require the reporting entity to develop its own assumptions.

The Company measures its investments at fair value on a recurring basis. See Note 4

The following table represents our assets by level measured at fair value on a recurring basis at December 31, 2008.

Description	Level 1	Level 2	Level 3
Assets			
Investments	$ 50,760	$ -	$ -

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 133"), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

At December 31, 2008 and 2007, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities

Accounting for Stock Options and Warrants Granted to Employees and Nonemployees
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensations." (SFAS 123R) This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123(R). This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has adopted SFAS No. 123(R) which measures compensation costs based on the estimated fair value of the award and recognizes cost over the service period.

Restatement
Financials statements from prior periods have been restated in the current quarter, See Note 9.

Recent Accounting Pronouncements

In May, 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 163, "Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60" (SFAS 163). This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how FASB No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise's risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. The adoption of this statement will have no effect on the Company's financial condition or results of operations, as it is does it is not an Insurance Enterprise.

In May, 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The sources of accounting principles that are generally accepted are categorized in descending order of authority as follows:

> a. FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB

> b. FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position

> c. AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF), and the Topics discussed in Appendix D of *EITF Abstracts* (EITF D-Topics)

> d. Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.

The adoption of this statement will have no material effect on the Company's financial condition or results of operations.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (SFAS No. 161). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements", this statement requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R).

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations", (SFAS No. 141R"). This statement changes the accounting for business combinations. Under this statement, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. This statement changes the accounting treatment and disclosure for certain specific items in a business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing generally accepted accounting principles (GAAP) until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (hereinafter "SFAS No. 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. The adoption of this statement had no material effect on the Company's financial condition or results of operations

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (hereinafter "SFAS No. 109"). Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset. See Note 8.

NOTE 3 - MINING CLAIMS

The Company historically owned and operated mining properties near Butte, Montana. Operation of these properties was suspended in 1942. During 1993, the Company entered into a lease with options to sell the properties to Orvana Resources Corporation ("ORC) and Orvana Minerals Corporation ("OMC"), a Canadian Corporation. The agreement also provided for a lease with an option to purchase eight patented lode-mining claims and 109 unpatented mining claims together with all mineral and other rights. The total option price was $2,000,000 in Canadian currency with cash and stock received annually in agreed upon amounts.

During December 1998, the Company amended the lease option with ORC and OMC to a total option price of $1,685,000 in Canadian currency. During the year ended December 31, 2000, negotiations to amend the lease failed and final payment was received during the year ended December 31, 2002 in the amount of $31,087. The Company recognized revenue from this lease as it was received.

On May 17, 2007 the Company sold all of its remaining mining claims, consisting of eight patented claims and eight unpatented claims to Timberline Resources. The Company received $405,000 in cash and 108,000 shares of Timberline Resources common stock valued at $2.00 per share, for a total sale price of $621,000. The sale resulted in a gain of $601,378. The securities were restricted from sale for one year from the date of acquisition of May 17, 2007.

NOTE 4 - INVESTMENTS

The Company holds securities classified as available for sale. Amounts are reported at fair value, with unrealized gains and losses excluded from earnings and reported separately as a component of stockholders' equity. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in investment income.

Investment securities are reviewed for impairment in accordance with FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and FASB Staff Position ("FSP") 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." We periodically review our investments for indications of other than temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions, and the financial condition and specific prospects for the issuer. Impairment of investment securities results in a charge to income when a market decline below cost is other than temporary.

As a result of the Company's assessment. the Company determined that the decline in market value of Timberline Resources was an other-than-temporary impairment. Accordingly, the Company recorded an other than temporary impairment charge of $165,240 at December 31, 2008, the Company recognized an unrealized gain for the year ended December 31, 2007 of $232,200.

The following summarizes the securities available for sale at December 31, 2008.

Security	# of Shares	Cost	Market Value
Timberline Resources	108,000	$216,000	$50,760

The fair value of securities is determined by quoted market prices.

NOTE 5 – COMMON STOCK

Upon formation in 1929, the Company issued 1,500,000 shares of its common stock in exchange for mineral claims. During 1937, the Company's total authorized common stock was increased to 2,500,000 under a reorganization plan.

During 1996, due to a long period of inactivity, stockholders representing approximately 76% of the outstanding common stock of the Company could not be located. The Company obtained an order from the Superior Court of Spokane County, Washington appointing a "trustee for the benefit of those stockholders who cannot be located". After obtaining this order, the Company adopted a plan of reorganization. Under this plan of reorganization, the Company increased authorized common stock to 25,000,000 shares of which 23,292,907 were designated as Class A voting common stock and 1,707,093 were designated as Class B nonvoting common stock. All of the Company's locatable stockholders received share-for-share Class A voting common stock. All of the Company's unlocated stockholders received share-for-share Class B nonvoting common stock, which is held in trust for missing shareholders pending knowledge of their location.

If a previously unlocated recorded owner or beneficiary of a record owner is subsequently located, they must present satisfactory evidence and presentation of a share certificate or an "Affidavit of Loss" with an agreement to indemnify the Company for any future damage as a result of the certificate having been sold or transferred but not lost. Upon satisfaction of these requirements, Class A voting common stock will be issued share-for-share in exchange for the Class B nonvoting common stock. The relevant shares of Class B nonvoting common stock will then be cancelled. As of December 31, 2008 and 2007, there were 1,317,948 and 1,317,948 shares of Class A voting coming stock issued and outstanding, respectively and 1,663,941 shares of Class B nonvoting common stock issued and outstanding.

During the year ended December 31, 2007, the Company issued 500,000 shares of Class A common stock to two directors for $35,000 in cash, according to the Company's stock option plan.

During the year ended December 31, 2008, the Company did not issue any shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company utilized office facilities provided by its president. The value of the office facilities provided by the Company's president is nominal and immaterial to the financial statements.

Two of the Company's directors were paid $1,000 and $1,000 for services to the Company during the period ended December 31, 2008 and December 31, 2007, respectively.

NOTE 7 – COMMON STOCK OPTIONS

During September 1996, the Company's stockholders approved a stock option plan whereby directors, officers and key employees may purchase 500,000 shares of Class A voting common stock at $0.07 per share. Although the Company's outstanding options would have expired on September 30, 2003, the Company's stockholders voted to extend the options for an additional four years. All outstanding options were exercised on May 30, 2007.

NOTE 8 – INCOME TAXES

The following is a reconciliation of income tax, computed at federal statutory rate, to the provision taxes for the periods ended December 31, 2008 and December 31, 2007.

	2008		2007	
	Amount	Percent	Amount	Percent
Federal tax (benefit)	31,800	15.0%	$26,824	34.0%
MT state tax (benefit)	13,800	6.5%	5,128	6.5%
Valuation allowance	(45,600)	21.5%	(31,952)	40.5%
Net deferred tax asset	-	-	-	-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Capital loss carryforwards of approximately $79,000 expired in the year 2007.

Significant components of the deferred tax assets for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Net operating loss carryforwards	45,600	-
Capital loss carryforwards	-	31,952
Deferred tax asset	45,600	31 952
Valuation allowance for deferred asset	(45,600)	(31,952)
Net deferred tax asset	-	-

At December 31, 2008, the Company has net operating loss carryforwards of approximately $211,900, which begin to expire in the year 2028. The change in the allowance account from December 31, 2007 to December 31, 2008 was $13,648

Effective November 1, 2007, the Company adopted the Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have a material impact on the Company's financial position, results of operation or liquidity.

NOTE 9 – CORRECTION OF AN ERROR

The previously issued financial statements for December 31, 2008, have been restated to correct an error in the recognition of impairment in investments. Upon further review the Company determined that the decrease in market value of its Timberline Resources investment was other-than-temporary. The effect of the correction was to increase other comprehensive income by $165,240 and increase net loss by $165,240.

BUTTE HIGHLANDS MINING COMPANY
(A Development Stage Company)
BALANCE SHEETS

		September 30, 2009 (unaudited)		December 31, 2008
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	195,745	$	237,043
Prepaid expense		1,000		1,000
Total Current Assets		196,745		238,043
PROPERTY AND EQUIPMENT				
Equipment		4,338		4,338
Less: accumulated depreciation		(4,109)		(3,777)
Total Property and Equipment		229		561
OTHER ASSETS				
Investments		78,840		50,760
Total Other Assets		78,840		50,760
TOTAL ASSETS	$	275,814	$	289,364
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	677	$	4,512
Total Current Liabilities		677		4,512
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDERS' EQUITY				
Common stock, Class A, $0.01 par value				
23,292,907 shares authorized; 1,317,948				
shares issued and outstanding, respectively		13,179		13,179
Common stock, Class B, $0.01 par value				
1,707,093 shares authorized; 1,663,941				
shares issued and outstanding, respectively		16,640		16,640
Additional paid-in capital		242,632		242,632
Retained earnings prior to development stage		476,706		476,706
Accumulated deficit during development stage		(502,100)		(464,305)
Other comprehensive income		28,080		-
Total Stockholders' Equity		275,137		284,852
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	275,814	$	289,364

The accompanying condensed notes are an integral part of these interim financial statements.

BUTTE HIGHLANDS MINING COMPANY
(A Development Stage Company)
STATEMENTS OF OPERATION

	Three Months Ended September 30,		Nine Months Ended September 30,		Period from May 18, 2007 (Inception of Development Stage) to September 30,
	2009 (unaudited)	2008 (unaudited)	2009 (unaudited)	2008 (unaudited)	2009 (unaudited) (restated)
REVENUES	$ -	$ -	$ -	$ -	$ -
OPERATING EXPENSES					
Professional fees	7,307	18,303	36,085	24,787	95,541
Depreciation	129	94	333	280	1,067
Officers & directors fees	-	-	-	-	2,000
General and administrative	355	11,081	2,211	12,944	20,356
TOTAL OPERATING EXPENSES	7,791	29,478	38,629	38,011	118,964
INCOME (LOSS) FROM OPERATIONS	(7,791)	(29,478)	(38,629)	(38,011)	(118,964)
OTHER INCOME (EXPENSES)					
Interest income	34	75	834	292	6,600
Reimbursement of legal fees	-	-			-
Interest expense	-	(553)		(553)	(553)
Other than temporary impairment of investment	-	-	-	-	(165,240)
TOTAL OTHER INCOME (EXPENSES)	34	(478)	834	(261)	(159,193)
LOSS BEFORE TAXES	(7,757)	(29,956)	(37,795)	(38,272)	(278,157)
INCOME TAXES					
Income tax benefit	-	-	-	-	(50,830)
Tax expense	-	-	-	-	(173,113)
	-	-	-	-	(223,943)
NET LOSS	$ (7,757)	$ (29,956)	$ (37,795)	$ (38,272)	$ (502,100)
OTHER COMPREHENSIVE INCOME (LOSS)					
Unrealized gain (loss) on available for sale securities	41,040	(139,320)	28,080	(264,600)	28,080
COMPREHENSIVE INCOME (LOSS)	33,283	(169,276)	(9,715)	(302,872)	(474,020)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ nil	$ 0.01	$ 0.01	$ 0.01	
WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED	2,981,889	2,981,889	2,981,889	2,981,889	

The accompanying condensed notes are an integral part of these interim financial statements.

BUTTE HIGHLANDS MINING COMPANY
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,		Period from May 18, 2007 (Inception of Development Stage) to September 30
	2009 (unaudited)	2008 (unaudited)	2009 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (37,795)	$ (38,272)	(502,100)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation	332	280	1,065
Other than temporary impairment of investment	-	-	165,240
Changes in assets and liabilities:			
Decrease (increase) in prepaid expense	-	(1,000)	(39)
Decrease (increase) in deferred tax asset	-	-	50,830
Increase (decrease) in accounts payable	(3,835)	5,402	678
Increase (decrease) in income taxes payable	-	(60,951)	-
Net cash used by operating activities	(41,298)	(94,541)	(284,326)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash paid for equipment purchased	-	-	(543)
Cash received for mining claims	-	-	405,000
Net cash provided by investing activities	-	-	404,457
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash received from sale of common stock	-	-	35,000
Net cash provided by financing activities	-	-	35,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(41,298)	(94,541)	155,131
Cash, beginning of period	237,043	340,698	40,614
Cash, end of period	$ 195,745	$ 246,157	195,745
	-		
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ -	$ -	
Income taxes paid	$ -	$ -	
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Investment received for mining claims	$ -	$ -	$ 216,000

The accompanying condensed notes are an integral part of these interim financial statements.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Butte Highlands Mining Company (hereinafter "Butte" or "the Company") was incorporated in May 1929 under the laws of the State of Delaware for the purpose of exploring and mining the Butte Highland's (Only Chance) Mine, south of Butte, Montana. The Company was reorganized in October 1996 for the purpose of acquiring and developing mineral properties. As of the date of reorganization, stockholders representing approximately 76% of the outstanding capital stock could not be located. In order to obtain the quorum necessary for the special meetings, the Company obtained an order from the Superior Court of Spokane County, Washington appointing a trustee for the benefit of those stockholders which could not be located.

As of May 17, 2007 the Company had disposed of all of its historical mineral properties or claims, and has reentered the development stage. The Board of Directors intends to seek out an appropriate business opportunity and has not limited its search to any particular industry. Management believes it can identify opportunities in several sectors and will proceed with the appropriate diligence to create value for the shareholders. Operations are primarily conducted from the Company headquarters in Spokane, Washington.

The foregoing unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles in the United States of America for complete financial statements. These unaudited interim financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2008. In the opinion of management, the unaudited interim financial statements furnished herein includes all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented. Operating results for the nine month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Butte Highlands Mining Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Recent Accounting Pronouncements
In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2009-12, *Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).* This Update provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments in this Update are effective for interim and annual periods ending after December 15, 2009. Early application is permitted in financial statements for earlier interim and annual periods that have not been issued. The adoption of this Update will have no material effect on the Company's financial condition or results of operations.

In August 2009, the FASB issued Accounting Standards Update 2009-05, *Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value*. This update provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. The guidance provided in this Update is effective for the first reporting period beginning after issuance. The adoption of this statement will have no material effect on the Company's financial condition or results of operations

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification^{TM} and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*, which is codified in FASB ASC 105, *Generally Accepted Accounting Principles* ("ASC 105"). ASC 105 establishes the Codification as the source of authoritative GAAP in the United States (the "GAAP hierarchy") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Once the Codification is in effect, all of its content will carry the same level of authority and the GAAP hierarchy will be modified to include only two levels of GAAP, authoritative and non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted the requirements of ASC 105 in the third quarter of 2009; the adoption had no material effect on the Company's financial condition or results of operation.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* ("SFAS No. 167"), which amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under FASB ASC 810, *Consolidation* and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity.

SFAS No. 167 has not yet been codified and in accordance with ASC 105, remains authoritative guidance until such time that it is integrated in the FASB ASC. SFAS No. 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009, early adoption is prohibited. The adoption of this Update will have no material effect on the Company's financial condition or results of operations.

In June, 2009, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 166, *Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140*" ("SFAS 166"). This Statement removes the concept of a qualifying special-purpose entity Statement 140 and removes the exception from applying Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities,* to qualifying special-purpose entities.

SFAS No. 166 has not yet been codified and in accordance with ASC 105, remains authoritative guidance until such time that it is integrated in the FASB ASC. SFAS No. 166 is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The adoption of this statement will have no material affect on the financial statements. The adoption of this statement will have no material effect on the Company's financial condition or results of operations.

In May, 2009, FASB issued ASC 855 *Subsequent Events* which establishes principles and requirements for subsequent events. In accordance with the provisions of ASC 855, the Company currently evaluates subsequent events through the date the financial statements are available to be issued.

Marketable Securities

The Company accounts for marketable securities as required by ASC 320 *Investments – Debt & Equity* Topic of the FASB Accounting Standards Codification. At acquisition, an entity shall classify debt securities and equity securities into one of the following three categories

Held to Maturity – the positive intent and ability to hold to maturity. Amounts are reported at amortized cost, adjusted for amortization of premiums and accretion of discounts.
Trading Securities – bought principally for purpose of selling them in the near term. Amounts are reported at fair value, with unrealized gains and losses included in earnings.
Available for Sale – not classified in one of the above categories. Amounts are reported at fair value, with unrealized gains and losses excluded from earnings and reported separately as a component of stockholders' equity.

At this time, the Company holds securities classified as available for sale. See "Note 3, Investments" for further details.

Property and Equipment

Fixed assets are recorded at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation expense for the periods ended June 30, 2009 and 2008 was $203 and $186, respectively.

Fair Value of Financial Instruments

The Company's financial instruments as defined by FASB ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at September 30, 2009.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

- Level 1. Observable inputs such as quoted prices in active markets;
- Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3. Unobservable inputs in which there is little of no market data, which require the reporting entity to develop its own assumptions.

The Company measures its investments at fair value on a recurring basis. See Note 3.

The following table represents our assets by level measured at fair value on a recurring basis at September 30, 2009.

Description	Level 1	Level 2	Level 3
Assets			
Investments	$ 78,840	$ -	$ -

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 *Income Taxes – Recognition*. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740-10-25-5 to allow recognition of such an asset. See Note 5.

NOTE 3 - INVESTMENTS

The Company holds securities classified as available for sale. Amounts are reported at fair value, with unrealized gains and losses excluded from earnings and reported separately as a component of stockholders' equity. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in investment income.

Investment securities are reviewed for impairment in accordance with ASC 320-10 Investments - Debt and Equity Securities. We periodically review our investments for indications of other than temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions, and the financial condition and specific prospects for the issuer. Impairment of investment securities results in a charge to income when a market decline below cost is other than temporary.

Unrealized gains and losses are recorded on the income statement as other comprehensive income (loss) and also on the balance sheet as other comprehensive income. The Company recognized an unrealized gain for the period ended September 30, 2009 of $28,080 and an unrealized loss for the period ended September 30, 2008 of $264,600.

The following summarizes the securities available for sale at September 30, 2009.

Security	# of Shares	Cost	Market Value
Timberline Resources	108,000	$ 50,760	$ 78,840

The fair value of securities is determined by quoted market prices.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company utilized office facilities provided by its president. The value of the office facilities provided by the Company's president is nominal and immaterial to the financial statements.

NOTE 5 – INCOME TAXES

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 *Income Taxes – Recognition.* Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740-10-25-5.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Significant components of the deferred tax assets for the periods ended September 30, 2009 and December 31, 2008 are as follows:

	September 30, 2009	December 31, 2008
Net operating loss carryforwards	53,700	10,000
Capital loss carryforwards	-	-
Deferred tax asset	53,700	10,000
Valuation allowance for deferred asset	(53,700)	(10,000)
Net deferred tax asset	-	-

At September 30, 2009, the Company has net operating loss carryforwards of approximately $249,700, which begin to expire in the year 2028. The change in the allowance account from December 31, 2008 to September 30, 2009 was $43,700.

NOTE 5 – SUBSEQUENT EVENTS

For the period ended September 30, 2009, there were no recognizable or non recognizable subsequent events.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description of Document
3.1*	Articles of Incorporation and Certificate of Incorporation of Butte Highlands Mining Company Dated May 3, 1929
3.2*	Certificate of Amendment to Certificate of Incorporation of Butte Highlands Mining Company Dated March 27, 1937
3.3*	Amended and Restated Articles of Incorporation of Butte Highlands Mining Company Dated October 2, 1996
3.4*	Bylaws of Butte Highlands Mining Company
10.1	Asset Purchase Agreement by and between Timberline Resources Corporation and Butte Highlands Mining Company
99.1**	Findings of Fact entered on August 9, 1996 by the Superior Court of Washington for Spokane County in the Matter of Butte Highlands Company
99.2**	Order Regarding Special Meeting entered on September 11, 1996 by the Superior Court of Washington for Spokane County in the Matter of Butte Highlands Company
99.3**	Settlement Agreement Regarding the Butte Highlands Millsite entered into by the United States Department of Agriculture, Forest Service and the Butte Highlands Mining Company

* Filed with the company's Form 10 on May 4, 2009.
** Filed with the company's Form 10 on August 13, 2009.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 23, 2009.

BUTTE HIGHLANDS MINING COMPANY

/s/ Paul A. Hatfield

By: _____

Paul A Hatfield, President

ASSET PURCHASE AGREEMENT

by and between

TIMBERLINE RESOURCES CORPORATION
(an Idaho corporation),

and

BUTTE HIGHLANDS MINING COMPANY
(a Delaware corporation)

Dated as of May 17, 2007

Table Of Contents

Page

1.	TRANSFER OF ASSETS	1
1.1	Tangible Assets	1
1.2	Books and Records	1
2.	PURCHASE PRICE AND PAYMENT	1
2.1	Purchase Price	1
2.2	Payment of Purchase Price	2
2.3	Allocation	2
3.	ASSUMPTION OF LIABILITIES	2
4.	EXCISE AND PROPERTY TAXES	2
5.	REPRESENTATIONS AND WARRANTIES OF SELLER	3
5.1	Organization, Good Standing and Qualification	3
5.2	Authorization	3
5.3	Title to Assets	3
5.4	Other Contracts	3
5.5	Compliance with Laws	4
5.6	Environmental Laws	4
5.7	Litigation	6
5.8	Agreement Will Not Cause Breach or Violation	6
5.9	No Broker's or Finder's Fees	6
5.10	Documents Delivered	6
5.11	Full Disclosure	7
5.12	Purchase Entirely for Own Account	7
6.	REPRESENTATIONS AND WARRANTIES OF BUYER	7
6.1	Organization, Good Standing and Qualification	7
6.2	Authorization	7
6.3	Valid Issuance of Shares	7
6.4	Governmental Consents	7
6.5	Capitalization	8
6.6	Subsidiaries	8
6.7	Contracts and Other Commitments	8
6.8	Permits	8
6.9	Compliance with Other Instruments	9
6.10	Title to Property and Assets	9

6.11	Material Liabilities	9
6.12	Litigation	9
6.13	Financial Statements and Changes	9
6.14	Employees; Employee Compensation	11
6.15	Employee Benefit Plans	11
6.16	Tax Returns, Payments and Elections	11
6.17	Insurance	11
6.18	Environmental Laws	12
6.19	Transactions with Affiliates	13
6.20	Corporate Records	13
6.21	No Broker's or Finder's Fees	13
6.22	Disclosure	13
6.23	Receipt of Information	13
6.24	Investment Experience and Financial Capability	13
7.	SELLER'S OBLIGATIONS BEFORE THE CLOSING	14
7.1	Buyer's Access to Premises and Information	14
7.2	Conduct of Business in Normal Course	14
7.3	Preservation of Business and Relationships	14
7.4	Existing Agreements	14
7.5	Representations and Warranties True at Closing	14
7.6	Statutory Filings	15
8.	CONDITIONS PRECEDENT TO BUYER'S PERFORMANCE	15
8.1	Accuracy of Representations and Warranties	15
8.2	Seller's Performance	15
8.3	Consents	15
8.4	Opinion of Seller's Counsel	15
8.5	Proceedings and Documents	16
9.	CONDITIONS PRECEDENT TO SELLER'S PERFORMANCE	16
9.1	Accuracy of Representations and Warranties	16
9.2	Buyer's Performance	16
9.3	Consents	16
9.4	Shareholder Approval	16
9.5	Opinion of Buyer's Counsel	16
9.6	Proceedings and Documents	17
10.	THE CLOSING	17
10.1	Seller's Obligations at the Closing	17
10.2	Buyer's Obligations at the Closing	18

11.	SELLER'S OBLIGATIONS AFTER THE CLOSING	18
11.1	Preservation of Goodwill	18
11.2	Seller's Indemnities	18
12.	COSTS	18
13.	ISSUANCE OF THE SHARES; REGISTRATION IN CERTAIN EVENTS	19
13.1	Investment Representations	19
13.2	Registration of the Shares in Certain Events	20
14.	MISCELLANEOUS PROVISIONS	24
14.1	Entire Agreement	24
14.2	Survival of Warranties	24
14.3	Successors and Assigns	24
14.4	Governing Law	24
14.5	Arbitration	25
14.6	Counterparts	25
14.7	Titles and Subtitles	25
14.8	Notices	25
14.9	Severability	26
SIGNATURE PAGE		27

EXHIBIT A-1	List of Tangible Assets
EXHIBIT A-2	Assumed Debts, Claims, Liabilities and Obligations
EXHIBIT A-3	Allocation of Purchase Price
EXHIBIT B-1	Seller's Schedule of Exceptions
EXHIBIT B-2	Buyer's Schedule of Exceptions

[The balance of this page has been left blank intentionally.]

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the "Agreement") is entered into as of May 17, 2007, by and between Timberline Resources Corporation, an Idaho corporation ("Buyer"), and Butte Highlands Mining Company, a Delaware corporation ("Seller").

WITNESSETH:

WHEREAS, Buyer desires to purchase from Seller and Seller desires to sell to Buyer, on the terms and subject to the conditions of this Agreement, certain of the assets and properties of Seller; and

WHEREAS, the board of directors of Seller and Buyer deem it advisable and in their respective best interests that Buyer purchase such assets and properties.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, . representations, and warranties contained in this Agreement, Buyer and Seller hereby agree as follows:

1. **Transfer of Assets.**

Subject to the terms and conditions set forth in this Agreement, Seller agrees to sell, convey, transfer, assign, and deliver to Buyer on the Closing Date (as defined below), and Buyer agrees to purchase from Seller on the Closing Date, the assets and properties of Seller specified on Exhibit A hereto (collectively referred to herein as "the Assets):

1.1 *Tangible Assets.* The patented and unpatented mining claims, water rights, and other tangible real and personal property of Seller listed in Exhibit A-1 attached hereto (hereinafter referred to collectively as the "Tangible Assets");

1.2 *Books and Records.* All papers and records in Seller's care, custody, or control relating to any of all of the above-described Tangible Assets and the operation thereof, including but not limited to all accounting and financial records pertaining to such assets.

2. **Purchase Price and Payment.**

2.1 *Purchase Price.* The purchase price of the Assets is $621,000 (the "Purchase Price") and shall be paid by Buyer as provided in Section 2.2.

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2.2 *Payment of Purchase Price.* In consideration of the transfer and assignment by Seller of the Assets and Seller's representations, warranties and covenants set forth herein, at the Closing Buyer, on the conditions set forth herein, shall:

(a) deliver to Seller $405,000 in immediately available funds; and

(b) deliver to Seller 108,000 shares of Buyer's common stock (the "Shares"); and

(c) assume and discharge, and shall indemnify and hold Seller harmless against, all debts, claims, liabilities and obligations of Seller under the leases or other agreements, if any, that relate directly to the Assets (which debts, claims, liabilities and obligations are specified in Exhibit A-2 hereto), and pay any and all attorneys' fees and legal costs incurred by Seller in connection therewith.

2.3 *Allocation.* The parties agree that the Purchase Price shall be allocated as among the Assets as set forth in Exhibit A-3 and that the parties shall use such allocation in reporting the transaction contemplated by this Agreement for federal and state tax purposes. The parties shall report the transaction as a taxable transaction for federal and state income tax purposes.

3. **Assumption of Liabilities.**

Buyer is not assuming any debt, liability or obligation of Seller, whether known or unknown, fixed or contingent, except as herein specifically otherwise provided. Seller agrees to indemnify and hold Buyer harmless against all debts, claims, liabilities and obligations of Seller not expressly assumed by Buyer hereunder, and to pay any and all attorneys' fees and legal costs incurred by Buyer, its successors and assigns in connection therewith. At the Closing, Seller shall assign to Buyer and Buyer shall have the benefit of and shall perform all contracts and commitments, if any, specifically disclosed in Exhibit A-2 hereto, in accordance with the terms and conditions thereof, except to the extent modifications are specifically disclosed in Exhibit A-2. Seller represents and warrants to Buyer that, except as disclosed in Exhibit A-2, there are no consents or approvals of any parties, other than Buyer or Seller, required in connection with the assignment of such contracts and commitments.

4. **Excise and Property Taxes.**

Seller and Buyer shall each pay half of all sales and use taxes arising out of the transfer of the Assets. Seller and Buyer shall each pay its portion, prorated as of the Closing Date, of state and local real, if any, and personal property taxes of the businesses relating to the Assets. Buyer shall not be responsible for any of Seller's business, occupation, withholding, income or other taxes whatsoever, or any taxes of any kind concerning the Assets that are related to any period before the Closing Date.

5.   **Representations and Warranties of Seller.**

Seller represents and warrants to Buyer that, as of the date of this Agreement and except as set forth on the Schedule of Exceptions annexed hereto as Exhibit B-1:

5.1   *Organization, Good Standing and Qualification.* Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, has all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in all jurisdictions in which the nature of Seller's business or of its properties makes such qualifications necessary.

5.2   *Authorization.* Except for the need to obtain the approval of Seller's shareholders, as provided in Section 9.4 hereof, all corporate action on the part of Seller, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of Seller hereunder at the Closing, has been taken or will be taken prior to the Closing, and this Agreement, when executed and delivered, will constitute valid and legally binding obligations of Seller, enforceable in accordance with its terms.

5.3   *Title to Assets.* None of the Assets used by Seller in connection with its business are held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement, or are located other than in the possession of Seller. Seller has good and marketable title to all of the Assets and interests in the Assets, whether tangible or intangible. All the assets are free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, covenants, conditions or restrictions, except for (a) the lien of current taxes not yet due and payable (which are approximately $100), and (b) minor matters that, in the aggregate, do not exceed $5,000 in amount and do not materially detract from or interfere with the present or intended use of any of the Assets or impair Seller's business operations. Seller does not occupy any real property in violation of any law, regulation, or decree.

5.4   *Other Contracts.* Seller is not a party to, nor are the Assets bound by, any agreement not entered into in the ordinary course of business, any security agreement, indenture, mortgage, deed of trust, lease, or any other agreement whatsoever. All contracts which will be assigned to or assumed by Buyer under this Agreement are valid and binding upon the parties thereto, and there is no default or event that with notice or lapse of time, or both, would constitute a default by any party to any of such agreements. Seller has not received notice that any party to any of such agreements intends to cancel or terminate any of such agreements or to exercise or not exercise any options under any of such agreements.

5.5   *Compliance with Laws.* To the best knowledge of Seller, Seller has complied with, and is not in violation of, applicable federal, state, or local statutes, laws and regulations (including, without limitation, any applicable building, zoning or other law, ordinance or regulation) affecting the Assets or the operation of Seller's business.

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5.6   *Environmental Laws.*

(a)   Seller has not received any communication alleging that Seller is in violation of, and, to the best of its knowledge, it has not received (i) any notice of any currently outstanding or currently threatened civil, criminal or administrative action, suit, demand, claim, lien, hearing, notice of violation, proceeding, or investigation relating to Seller or its present or former interests in real property alleging any material violation of the Environmental Laws (as defined in this subsection) or (ii) any written request for information from any governmental agency pursuant to the Environmental Laws, and, to Seller's knowledge, Seller and its real property or interests therein are in material compliance with all applicable Environmental Laws binding upon Seller as of the Closing.

(b)   Except as authorized by any Environmental Permit (as defined in this subsection):

(i)   There are no Hazardous Substances Released (as defined in this subsection) by Seller or any predecessor thereof on or beneath their current or former properties in quantities or concentrations that could give rise to material obligations, responsibilities, liabilities or debts under the Environmental Laws.

(ii)   Seller has obtained all governmental licenses, permits, waivers, variances and other authorizations (the "Environmental Permits") that are required to be obtained by Seller under all Environmental Laws for the ownership, use and operation of its properties or the conduct of its business as currently conducted. Any such Environmental Permits are in effect, no appeal or any other action is outstanding or threatened to revoke any such Environmental Permit and Seller is in compliance with all terms and conditions of all such Environmental Permits.

(c)   Seller has not received notice of any currently outstanding or currently threatened claim alleging that any employee of Seller in the course of his or her employment has been exposed to any Hazardous Substances (as defined in this subsection) generated, produced or used by Seller in concentrations exceeding those permitted under applicable laws, including any provision of the Environmental Laws relating to worker health and safety.

(d)   Seller has not received any notice or order from any governmental agency or private or public entity in connection with its business advising it that it is responsible for or potentially responsible for Cleanup (as defined in this subsection) or paying for the cost of Cleanup of any Hazardous Substances, and Seller has not entered into any agreements concerning such Cleanup.

(e)   None of the real property currently or previously owned, leased or operated by Seller contains any: (i) underground storage tanks, (ii) underground injection wells; (iii) septic tanks in which process wastewater or any Hazardous Substances have been disposed; or (iv) any asbestos or equipment using polychlorinated biphenyls.

(f)   Seller has not entered into any agreement in connection with its business that may now, or in the future, require Seller to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person for or against Environmental Liabilities and Costs (as defined in this subsection).

(g)   The following terms shall be defined as follows:

"Cleanup" means all actions required to: (i) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

"Environmental Laws" means any applicable federal, state or local law, rule, order, regulation, statute, decree or requirement of any executive, legislative, regulatory, administrative, judicial or other governmental authority regulating, relating to or imposing liability or standards of conduct concerning the protection of human health or the environment which is in effect and binding upon Buyer as of the Closing.   For the sake of clarity, "Environmental Laws" include the recordkeeping, disclosure, notification and reporting requirements contained in such Environmental Laws respecting Hazardous Substances, but do not include land use or zoning laws.

"Environmental Liabilities and Costs" means all claims, losses, assessments, judgments, costs, expenses (including reasonable fees and expenses of attorneys and experts including but not limited to, those incurred in connection with the defense or prosecution of any indemnifiable claim and those incurred in connection with the enforcement of this provision), obligations, responsibilities, liabilities, debts and damages sustained prior to any reimbursement therefor.

"Hazardous Substances" means (i) any "hazardous substance" "pollutant" or "contaminant" as defined in Section 101(14) and (33) of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601(14) and (33) or 40 C.F.R. Part 302; (ii) any pollutant, hazardous waste or hazardous substance as those terms are defined in any applicable state or local law; and (iii) oil as defined under the Clean Water Act Section 311(a)(1).

"Release" means when used as a noun, any releases, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property, and when used as a verb, the occurrence of any Release.

5.7   *Litigation.* There is no suit, action, arbitration, or legal, administrative or other proceeding or governmental investigation pending or, to the best knowledge of Seller, threatened against or affecting Seller or any of its business, assets or financial condition. Seller is not in default with respect to any order, writ, injunction or decree of any Federal, state, local or foreign court, department, agency or instrumentality. Seller is not presently engaged in any legal action to recover moneys due to it or damages sustained by it.

5.8   *Agreement Will Not Cause Breach or Violation.* Except for the need to obtain the approval of Seller's shareholders, as provided in Section 9.4 hereof, the consummation of the transactions contemplated by this Agreement will not result in or constitute (a) any default or event that, with notice or lapse of time or both, would be a default, breach or violation of the articles of incorporation or bylaws of Seller or any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which Seller is a party or by which Seller or the Assets are bound; or (b) with creation or imposition of any lien, charge or encumbrance on any of the Assets.

5.9   *No Broker's or Finder's Fees.* No agent, broker, investment banker, person or firm acting on behalf of Seller is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated by this Agreement.

5.10   *Documents Delivered.* Each copy or original of any agreement, contract or other instrument which is delivered by Seller or its counsel to Buyer (or its counsel or representatives), whether before or after the execution hereof, is in fact what it is purported to be and has not been amended, cancelled or otherwise modified.

5.11   *Full Disclosure.* None of the representatives and warranties made by Seller or made in any certificate or memorandum furnished or to be furnished by Seller or on Seller's behalf, contains or will contain any untrue statement of a material fact or omits any material fact the omission of which would be misleading.

5.12   *Purchase Entirely for Own Account.* This Agreement is made with Seller in reliance upon Seller's representation to Buyer (which Buyer hereby confirms by executing this Agreement), that Seller is acquiring the Shares for investment for its' own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Seller further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

6.   **Representations and Warranties of Buyer.**

Buyer represents and warrants to Seller that, as of the date of this Agreement and except as set forth on the Schedule of Exceptions annexed hereto as Exhibit B-2:

6.1   *Organization, Good Standing and Qualification.* Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Idaho. Buyer has all requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as now conducted and as presently proposed to be conducted, to execute and deliver this Agreement and to carry out the provisions of this Agreement. Buyer is qualified to do business as a foreign corporation in every jurisdiction in which the failure to so qualify would have a material adverse effect on Buyer.

6.2   *Authorization.* All corporate action on the part of Buyer, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of Buyer hereunder and thereunder at the Closing, has been taken or will be taken prior to the Closing, and this Agreement, when executed and delivered, will constitute valid and legally binding obligations of Buyer, enforceable in accordance with its terms.

6.3   *Valid Issuance of Shares.* The Shares issuable to Seller at Closing have been duly and validly authorized, and when issued, sold and delivered to Seller in accordance with this Agreement, will be fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer arising under applicable federal and state securities laws.

6.4   *Governmental Consents.* No consent, approval, qualification, order or authorization of, or filing with, any local, state, or federal governmental authority is required on the part of Buyer in connection Buyers' valid execution, delivery and performance of this Agreement.

6.5   *Capitalization.* The authorized capital of Buyer consists, or will consist immediately prior to the Closing, of 100,000,000 shares of common stock, par value $0.001 per share, of which 20,080,929 shares are or will be issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 4,700,000 shares, designated as Series A preferred stock (the "Series A Stock") are or will be issued and outstanding. The outstanding shares of Buyer's common stock have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in accordance with the registration or qualification provisions of federal and state securities laws, or pursuant to valid exemptions therefrom. Except for (a) the conversion privileges

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of the Series A Stock, (b) the rights provided to Kettle Drilling, Inc. ("Kettle Drillling"), Douglas Kettle ("Kettle"), and David and Margo Deeds (collectively, "Deeds") in that certain registration rights agreement dated March 3, 2006, and (c) warrants for the purchase of a maximum of 4,000,000 shares of Buyer's common stock, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), shareholder agreements or agreements of any kind for the purchase of Buyer's common stock or rights to acquire equity securities of Buyer. Except for the protective provisions of the Series A Stock and the rights provided to Kettle Drilling, Kettle and Deeds in that certain voting trust agreement dated March 3, 2006, Buyer is not a party to any agreement or understanding, and, to the best of Buyer's knowledge, there is no agreement or understanding between any persons that affects or relates to the voting or giving of written consents with respect to any equity security of Buyer or the voting by any director of Buyer.

6.6 *Subsidiaries.* Buyer does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association, or other business entity other than Kettle Drilling. Buyer is not a participant in any joint venture, partnership, or similar arrangement.

6.7 *Contracts and Other Commitments.* Buyer does not have and is not bound by any contract, agreement, lease, commitment, or proposed transaction, judgment, order, writ or decree, written or oral, absolute or contingent, other than (a) contracts that were entered into in the ordinary course of business and that do not involve more than $50,000, and do not extend for more than one year beyond the date of this Agreement, and (b) contracts terminable at will by Buyer on no more than 30 days' notice without cost or liability to Buyer and that do not involve any employment or consulting arrangement and are not material to the conduct of Buyer's business.

6.8 *Permits.* Buyer has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties, prospects, or financial condition of Buyer. Buyer believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as presently planned to be conducted. Buyer is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

6.9 *Compliance with Other Instruments.* Buyer is not in violation or default in any material respect of any provision of its articles of incorporation or bylaws, or in any respect of any provision of any mortgage, indenture, agreement, instrument or contract to which it is a party or by which it is bound or, to its knowledge, of any federal or state judgment, order, writ, decree, statute, rule, regulation or restriction applicable to Buyer. The execution, delivery, and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in material conflict with or constitute, with or without the passage of time or giving of notice, either a material default under any such provision or an event that results in the creation of any material lien, charge, or encumbrance upon any assets of Buyer or the

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suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to Buyer, its business or operations, or any of its assets or properties.

6.10 *Title to Property and Assets; Leases.* Buyer has good and marketable title to its property and assets (including its intellectual property), free and clear of all mortgages, liens, claims and encumbrances. With respect to the property and assets it leases, Buyer is in compliance with such leases and, to the best of its knowledge, holds a valid leasehold interest free of any liens, claims, or encumbrances.

6.11 *Material Liabilities.* Buyer does not have any material liabilities. As used herein, the term "material liabilities" shall mean liabilities, absolute, accrued, contingent or otherwise, which are, individually or in the aggregate, in excess of ten percent of the value of Buyer's assets as of March 31, 2007.

6.12 *Litigation.* There is no action, suit, proceeding, or investigation pending or, to Buyer's knowledge, currently threatened against Buyer.

6.13 *Financial Statements and Changes.* Buyer's audited financial statements for the fiscal year ended September 30, 2006 and it unaudited financial statements for the three-month periods ended December 31, 2006 and March 31, 2007 (collectively, the "Timberline Resources Financial Statements") have been electronically filed with the U.S. Securities and Exchange Commission ("SEC") and are complete and correct in all material respects and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. To the best of Buyer's knowledge, since March 31, 2007, there has not been:

(a) any change in the assets, liabilities, financial condition, or operating results of Buyer, except changes in the ordinary course of business that have not been and are not expected to be, individually or in the aggregate, materially adverse;

(b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the business, properties, prospects, or financial condition of Buyer (as such business is presently conducted and as it is presently proposed to be conducted);

(c) any waiver or compromise by Buyer of a valuable right or of a material debt owed to it;

(d)   any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by Buyer, except in the ordinary course of business and that is not material to the business, properties, prospects, or financial condition of Buyer as such business is presently conducted and as it is presently proposed to be conducted;

(e)   any material change to a material contract or arrangement by which Buyer or any of its assets is bound or subject;

(f)   any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder;

(g)   any sale, assignment, or transfer of any patents, trademarks, copyrights, trade secrets, or other intangible assets;

(h)   any resignation or termination of employment of any key officer of Buyer;

(i)   any mortgage, pledge, transfer of a security interest in, or lien, created by Buyer with respect to any of its material properties or assets, except liens for taxes not yet due or payable or contested by Buyer in good faith;

(j)   any loans or guarantees made by Buyer to or for the benefit of its employees, shareholders, officers, or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(k)   any declaration, setting aside, or payment of any dividend or other distribution of Buyer's assets in respect of any of Buyer's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by Buyer;

(l)   to the best of Buyer's knowledge, any other event or condition of any character that might materially and adversely affect the business, properties, prospects or financial condition of Buyer (as such business is presently conducted and as it is presently proposed to be conducted); or

(m)   any agreement or commitment by Buyer to do any of the things described in this subsection 6.13.

6.14   *Employees; Employee Compensation.* None of Buyer's employees belongs to any union or collective bargaining unit. Buyer has complied in all material respects with all applicable state and federal equal opportunity and other laws related to employment. To Buyer's knowledge, no employee of Buyer is or will be in violation of any judgment, decree, or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with Buyer or any other party because of the nature of the business conducted or presently proposed to be conducted by Buyer. Buyer is not a party to or bound by any employment contract, deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, or other employee compensation agreement. Buyer is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with Buyer, nor does Buyer have a present intention to terminate the employment of any of the foregoing.

6.15 *Employee Benefit Plans*. Buyer maintains customary employee benefit plans for an entity of its size, type and stage, and has provided Seller with any and all information they have reasonably requested regarding such employee benefit plans.

6.16 *Tax Returns, Payments, and Elections*. Buyer has timely filed all federal, state and local tax returns and reports as required by law. Each such filing and report is true and correct in all material respects. Buyer has not elected pursuant to the Internal Revenue Code of 1986, as amended ("Code"), to be treated as an S corporation or a collapsible corporation pursuant to Section 1362(a) or Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"), nor has it made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material effect on the business, properties, prospects or financial condition of Buyer. Since inception, Buyer has made adequate provisions on its books of account for all taxes, assessments, and governmental charges with respect to its business, properties, and operations for such period. Buyer has withheld or collected from each payment made to each of its employees, the amount of all taxes, including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositories.

6.17 *Insurance*. Buyer has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its assets and properties that might be damaged or destroyed.

6.18 *Environmental Laws*.

(a)   Buyer has not received any communication alleging that Buyer is in violation of, and, to the best of its knowledge, it has not received (i) any notice of any currently outstanding or currently threatened civil, criminal or administrative action, suit, demand, claim, lien, hearing, notice of violation, proceeding, or investigation relating to Buyer or its present or former interests in real property alleging any material violation of the Environmental Laws or (ii) any written request for information from any governmental agency pursuant to the Environmental Laws, and, to Buyer's knowledge, Buyer and its real property or interests therein are in material compliance with all applicable Environmental Laws binding upon Buyer as of the Closing.

(b)   Except as authorized by any Environmental Permit:

(i)   There are no Hazardous Substances Released by Buyer or any predecessor thereof on or beneath their current or former properties in quantities or concentrations that could give rise to material obligations, responsibilities, liabilities or debts under the Environmental Laws.

(ii)   Buyer has obtained all Environmental Permits that are required to be obtained by Buyer under all Environmental Laws for the ownership, use and operation of its properties or the conduct of its business as currently conducted. Any such Environmental Permits are in effect, no appeal nor any other action is outstanding or threatened to revoke any such Environmental Permit and Buyer is in compliance with all terms and conditions of all such Environmental Permits.

(c)   Buyer has not received notice of any currently outstanding or currently threatened claim alleging that any employee of Buyer in the course of his or her employment has been exposed to any Hazardous Substances generated, produced or used by Buyer in concentrations exceeding those permitted under applicable laws, including any provision of the Environmental Laws relating to worker health and safety.

(d)   Buyer has not received any notice or order from any governmental agency or private or public entity in connection with its business advising it that it is responsible for or potentially responsible for Cleanup or paying for the cost of Cleanup of any Hazardous Substances, and Buyer has not entered into any agreements concerning such Cleanup.

(e)   None of the real property currently or previously owned, leased or operated by Buyer contains any: (i) underground storage tanks, (ii) underground injection wells; (iii) septic tanks in which process wastewater or any Hazardous Substances have been disposed; or (iv) any asbestos or equipment using polychlorinated biphenyls.

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(f)   Buyer has not entered into any agreement in connection with its business that may now, or in the future, require Buyer to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person for or against Environmental Liabilities and Costs.

6.19   *Transactions with Affiliates.* There is no transaction, and no transaction now proposed, to which Buyer was or is to be a party and in which any director or officer of Buyer or any person owning of record or beneficially more than five percent of the outstanding capital stock of any class of Buyer or any associate of any such person had or has a direct or indirect material interest.

6.20   *Corporate Records.* The minute and stock record books of Buyer that have been made available to Seller for their inspection, contain accurate, complete and correct copies of all charter documents and the records of all meetings and consents in lieu of meeting of Buyer's board of directors (and any committee thereof) and voting stockholders since the date of incorporation.

6.21   *No Broker's or Finder's Fees.* No agent, broker, investment banker, person or firm acting on behalf of Buyer is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated by this Agreement.

6.22   *Disclosure.* To the best of Buyer's knowledge, there is no fact that Seller has not disclosed to Buyer that materially and adversely affects the Assets. To the best of Buyer's knowledge, neither this Agreement nor any other agreements, written statements or certificates made or delivered in connection with this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.

6.23   *Receipt of Information.* Assuming the accuracy of the representations and warranties set forth in Section 6.22, Buyer has received all the information it considers necessary or appropriate for deciding whether to purchase the Assets. Buyer further represents that it has had an opportunity to ask questions and receive answers from Seller regarding the Assets and to obtain additional information (to the extent that Seller possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to Buyer or to which Buyer had access. The foregoing, however, does not limit or modify the representations and warranties of Seller in Section 5 of this Agreement or the right of Buyer to rely thereon.

6.24   *Investment Experience and Financial Capability.* Buyer represents that its Resources' directors and executive officers are experienced in evaluating mining properties such as those comprising a portion of the Assets, and have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of Buyer's purchase of the Assets pursuant to this Agreement. Buyer further represents that it has the financial capability to consummate the purchase of the Assets and to perform its other obligations specified in this Agreement.

7. **Seller's Obligations before the Closing.**

Seller covenants that, except as otherwise agreed in writing by Buyer, from the date of this Agreement until the Closing:

7.1 *Buyer's Access to Premises and Information.* Buyer and its counsel, accountants, and other representatives shall be entitled to have full access during normal business hours to all Seller's properties, books, accounts, records, contracts, and documents of or relating to the Assets. Seller shall furnish or cause to be furnished to Buyer and its representatives all data and information concerning the Assets that may reasonably be requested. Prior to the Closing (or, if the Closing does not occur, at all times), Buyer shall hold all such information in confidence to the extent it is not already publicly known or presumably known to the person to whom it is disclosed for purposes of verification.

7.2 *Conduct of Business in Normal Course.* Seller shall carry on its business and activities diligently and in substantially the same manner as they previously have been carried on, and shall not make or institute any unusual or novel methods of purchase, sale, lease, management, accounting or operation that will vary materially from the methods used by Seller as of the date of this Agreement.

7.3 *Preservation of Business and Relationships.* Seller shall use its best effort, without making any commitments on behalf of Buyer, to preserve its business organization intact, to keep available to Seller its present officers and employees, and to preserve its present relationships with suppliers, customers, and others having business relationships with it.

7.4 *Existing Agreements.* Seller shall not modify, amend, cancel, or terminate any of its contracts or agreements which are to be assumed by Buyer pursuant to this Agreement or agree to do any of those acts.

7.5 *Representations and Warranties True at Closing.* Seller shall use its best efforts to assure that all representations and warranties of Seller set forth in this Agreement and in any written statements delivered to Buyer by Seller under this Agreement will also be true and correct as of the Closing Date as if made on that date and that all conditions precedent to Closing shall have been met.

7.6 *Statutory Filings.* Seller shall cooperate fully with Buyer in preparing and filing all information and documents deemed necessary or desirable by Buyer under any statutes or governmental rules or regulations pertaining to the transactions contemplated by this Agreement.

8.   **Conditions Precedent to Buyer's Performance.**

The obligations of Buyer to purchase the Assets under this Agreement are subject to the satisfaction, at or before the Closing, of all the conditions set out below in this Article 8. Buyer may waive any or all of these conditions; provided however, that no such waiver of a condition shall constitute a waiver by Buyer of any of its other rights or remedies, at law or in equity, if Seller shall be in default of any of its or their representations, warranties, or covenants under this Agreement.

8.1   *Accuracy of Representations and Warranties.* All representations and warranties by Seller in this Agreement or in any written statement that shall be delivered to Buyer by Seller under this Agreement shall be true on and as of the Closing Date as though made at that time.

8.2   *Seller's Performance.* Seller shall have performed, satisfied and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by Seller on or before the Closing Date.

8.3   *Consents.* All necessary agreements and consents of any parties to the consummation of the transaction contemplated by this Agreement, or otherwise pertaining to the matters covered by it, shall have been obtained by Seller and delivered to Buyer.

8.4   *Opinion of Seller's Counsel.* Buyer shall have received from Randall & Danskin, P.S., counsel for Seller, opinions dated the Closing Date, in form and substance satisfactory to Buyer and its counsel, as set forth below:

(a)   Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to own its properties as now owned and operate its business as now operated;

(b)   The execution and delivery of this Agreement by Seller have been duly and validly authorized by all necessary corporate action on the part of Seller, its directors and shareholders, and, when executed and delivered by Seller, shall be valid and binding on Seller and enforceable in accordance with its terms under federal law and the laws of the State of Delaware, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally;

(c)   After due inquiry, such counsel knows of no suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or threatened against or affecting Seller or the Assets; and

(d)   An acknowledgement and disclosure that counsel for the Seller has in the past represented and currently represents Kettle, Deeds and Kettle Drilling.

8.5   *Proceedings and Documents.* All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Buyer and Buyer's counsel, which shall have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

9.   **Conditions Precedent to Seller's Performance.**

The obligations of Seller to sell the Assets under this Agreement are subject to the satisfaction, at or before the Closing, of all the conditions set out below in this Article 9. Seller may waive any or all of these conditions, other than the condition specified in Section 9.4; provided however, that no such waiver of a condition shall constitute a waiver by Seller of any of its other rights or remedies, at law or in equity, if Buyer shall be in default of any of its representations, warranties, or covenants under this Agreement.

9.1   *Accuracy of Representations and Warranties.* All representations and warranties by Buyer in this Agreement or in any written statement that shall be delivered to Seller by Buyer under this Agreement shall be true on and as of the Closing Date as though made at that time.

9.2   *Buyer's Performance.* Buyer shall have performed, satisfied and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by Buyer on or before the Closing Date.

9.3   *Consents.* All necessary agreements and consents of any parties to the consummation of the transaction contemplated by this Agreement, or otherwise pertaining to the matters covered by it, shall have been obtained by Buyer and delivered to Seller.

9.4   *Shareholder Approval.* Seller's shareholders shall have approved of the transaction contemplated by this Agreement at a special meeting of Seller's shareholders duly called and held on or prior to the Closing Date.

9.5   *Opinion of Buyer's Counsel.* Seller shall have received from Thomas E. Boccieri, counsel for Buyer, opinions dated the Closing Date, in form and substance satisfactory to Seller and its counsel, as set forth below:

(a)   Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Idaho and has all necessary corporate power and authority to own its properties as now owned and operate its business as now operated;

(b)   The execution and delivery of this Agreement by Buyer have been duly and validly authorized by all necessary corporate action on the part of Buyer, its directors and shareholders, and, when executed and delivered by Buyer, shall be valid and binding on Buyer and enforceable in accordance with its terms under federal law and the laws of the State of Idaho, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally;

(c)   After due inquiry, such counsel knows of no suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or threatened against or affecting Buyer; and

(d)   Based, in part, on the investment representations of Seller set forth in Section 13.1, the offer and sale of the Shares to Seller is exempt from the registration provisions of Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

9.6   *Proceedings and Documents.* All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Seller and Seller's counsel, which shall have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

10.   **The Closing.**

The transfer of the Assets by Seller to Buyer (the "Closing") shall take place at the offices of Randall & Danskin, P.S., 601 West Riverside Avenue, Suite 1500, Spokane, Washington, on a date to be mutually determined by Buyer and Seller that is not more than 30 days from the date Seller's shareholders shall have approved the transaction contemplated by this Agreement, as provided in Section 9.4 (the "Closing Date").

10.1   *Seller's Obligations at the Closing.* At the Closing, Seller shall deliver or cause to be delivered to Buyer executed instruments of assignment and transfer of all of the Assets to be transferred hereunder, in form and substance satisfactory to Buyer's counsel. Simultaneously with the consummation of the transfer, Seller, through its officers, agents, and employees, shall put Buyer into full possession and enjoyment of all the Assets to be conveyed and transferred by this Agreement. Seller, at any time reasonably requested by buyer before or after the Closing Date, shall execute, acknowledge, and deliver any further deeds, assignments, conveyances, and other assurances, documents, and instruments of transfer, and shall take any other action consistent with the terms of this Agreement that may reasonably be requested by Buyer for the purpose of assigning, transferring, granting, conveying, and confirming to Buyer, or reducing to possession, any or all property and assets to be conveyed and transferred by this Agreement. If requested by Buyer, Seller further agrees to prosecute or otherwise enforce in its own name for the benefit of

ASSET PURCHASE AGREEMENT - 17

Buyer any claims, rights, or benefits that are transferred to Buyer by this Agreement and that require prosecution or enforcement in Seller's name. Any prosecution or enforcement of claims, rights, or benefits under this paragraph shall be solely at Buyer's expense, unless the prosecution or enforcement is made necessary by a breach of this Agreement by Seller.

10.2 *Buyer's Obligations at the Closing.* At the Closing, Buyer shall issue and deliver to Seller a certificate representing the Shares and a check, together constituting the Purchase Price, against delivery of the items specified in Section 10.1.

11.   Seller's Obligations after the Closing.

11.1 *Preservation of Goodwill.* Following the Closing, Seller will restrict its activities so that Buyer's reasonable expectations with respect to the goodwill, business reputation and prospects connected with the Assets will not be materially impaired.

11.2 *Seller's Indemnities.* Seller shall indemnify, defend and hold harmless Buyer against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees (collectively "Claims"), that Buyer shall incur or suffer, which arise, result from or relate to any breach of or failure by Seller to perform any of the representations, warranties, covenants or agreements in this Agreement or in any schedule, certificate, exhibit or other instrument furnished or to be furnished by or on behalf of Seller under this Agreement. Seller hereby agrees that its indemnity obligations hereunder (a) shall be an immediate, direct and primary obligation of Seller and shall not be contingent upon Buyer's exercise or enforcement of any remedy Buyer may have against such other party; (b) shall not be impaired or in any way affected by any claim, counterclaim or setoff whatsoever, other than that of prior performance, that Seller may have or assert against Buyer; and (c) shall not be affected by any modification or amendment of this Agreement or any compromise, settlement, discharge or indulgence respecting such other party's obligations under this Agreement, any and all of which actions Seller hereby jointly and severally consent to without notice. Seller's indemnity obligations set forth above shall survive the termination of this Agreement.

12.   Costs.

Each of the parties shall pay all costs and expenses incurred or to be incurred by it or him in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

13.   **Issuance of the Shares; Registration in Certain Events.**

13.1   *Investment Representations; Restrictions on Transfer of Shares.* Seller acknowledges and agrees that the Shares will be issued to it pursuant to an exemption or exemptions from the registration provisions of the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws, including without limitation the exemption afforded by Section 4(2) of the Securities Act and the exemption afforded by Section 21.20.320(14) of the Revised Code of Washington. To induce the Buyer to sell and issue the Shares, and understanding that the Buyer will rely thereon, Seller represents and warrants as follows:

(a)   Seller is acquiring the Shares for investment purposes only, for its own respective accounts and not with a view to any sale or distribution of the Shares or with any intention of disposing of the same or any interest therein.

(b)   Seller understand that the Shares must be held indefinitely unless subsequently registered under the Securities Act and registered or qualified or both under applicable state securities laws or unless an exemption from such registration and qualification is applicable to any subsequent transfer. Seller agrees that the Shares will not be sold without registration under the Securities Act or pursuant to an exemption therefrom, and registration or qualification or both under applicable state securities laws or exemption therefrom. Seller understands that the Buyer has no present plans for registration or for qualification of the Shares and that, except as provided in Section 13.2, it has no obligation to register or to qualify the Shares for any future sale thereof.

(c)   Seller is aware of the terms and conditions of Rule 144 adopted by the SEC under the Securities Act, relating to the conditions under which "restricted securities" (which term includes the Shares) may be transferred without registration under the Securities Act. Seller understands that Rule 144 may not be available for future transfers occurring before the expiration of one year after the Closing Date because current public information meeting the requirements of Rule 144(c) may not have been disseminated by the Buyer. Seller further understands the Buyer has no obligation to disseminate information so as to make Rule 144 available for future transfers of the Shares, and that, if Seller is now or ever becomes an affiliate of the Buyer, Rule 144 may not be available for future transfers of the Shares at any time, regardless of the length of their holding period of the Shares.

(d)   Seller understands that the Shares are subject to restrictions on transfer referred to in the legends to be imprinted on the certificates evidencing the Shares. Such legends will include a legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACT OF WASHINGTON, AS AMENDED, AND ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER SUCH ACTS. ANY SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF SUCH SECURITIES MAY BE MADE ONLY (i) IN A TRANSACTION REGISTERED UNDER SAID ACTS OR (ii) IF AN EXEMPTION FROM REGISTRATION UNDER SAID ACTS IS AVAILABLE AND THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL TO SUCH EFFECT REASONABLY SATISFACTORY TO IT.

(e)   Seller has substantial investment experience, has had access to the Buyer's books, records and properties; they are financially capable of undertaking the economic risks inherent in the proposed purchase of the Shares, and has evaluated all information about the Buyer that it deems relevant or material to its investment decision.

(f)   Seller agrees that Buyer may note upon its stock transfer records a "stop transfer order" with respect to the Shares in order to enforce the restrictions on transfer hereinabove described. Seller further agrees that Buyer shall not be liable for any refusal to transfer the Shares upon the books of the Buyer, except in compliance with the terms and conditions of such restrictions.

13.2   *Registration of the Shares in Certain Events; Availability of Rule 144.*
(a)   If during the one year period commencing with the Closing Date, the transaction contemplated by this Agreement results in the initiation by the SEC of a civil investigation or a civil administrative proceeding against Seller alleging that Seller is a non-exempt investment company as defined in section 3 of the Investment Company Act of 1940, as amended, and if Seller reasonably determines that it cannot remedy such allegation by selling all or a part of the Shares absent their inclusion in an effective registration statement under the Securities Act, then Buyer, at Seller's written request, shall prepare and cause a registration statement under the Securities Act to be filed and declared effective providing for the public offer and sale of the Shares or so many of the Shares that Seller then owns; *provided, however,* that Buyer shall not be obligated to effect any such registration under the following circumstances: (a) if Seller proposes to sell Shares to the public with aggregate proceeds of less than $100,000 or more than $2,000,000; or (b) if the Shares to be sold to the public constitute less than an aggregate of 20 percent of the Shares that are issued to Seller on the Closing Date; or (c) if Buyer has previously effected any such registration.

ASSET PURCHASE AGREEMENT - 20

(b)   All of the Registration Expenses (as hereinafter defined) incurred in connection with any registration, qualification or compliance pursuant to this Section 13.2 shall be borne by Buyer. All of the Selling Expenses (as hereinafter defined) relating to securities registered under this Agreement shall be borne by Seller.

(c)   In the case of each registration affected by Buyer pursuant to this Section 13.2, Buyer will keep Seller advised in writing as to the initiation of each registration and as to the completion thereof. Buyer will use its best efforts to:

(i)   Keep such registration effective for a period of 120 days or until the Seller has completed the distribution described in the registration statement relating thereto, whichever first occurs; *provided, however,* that (a) such 120-day period shall be extended for a period of time equal to the period Seller refrains from selling any securities included in such registration at the request of an underwriter of the Shares; and (b) in the case of any registration of the Shares on Form S-3 that are intended to be offered on a continuous or delayed basis, such 120-day period shall be extended, if necessary, to keep the registration statement effective until all of the Shares covered by such registration on Form S-3 are sold, but in no event longer than nine months from the effective date of the registration statement.

(ii)   Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(iii)   Furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as Seller from time to time may reasonably request;

(iv)   Cause all such Shares registered pursuant to this Section 13.2 to be listed on each securities exchange on which similar securities issued by Buyer are then listed;

(v)   Provide a transfer agent and registrar for all of the Shares registered pursuant to such registration statement and a CUSIP number for all such Shares, in each case not later than the effective date of such registration;

(d)   Buyer will indemnify Seller and its officers, directors and each person who controls Seller with the meaning of Section 15 of the Securities Act, its legal counsel and accountants, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular, or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by Buyer of the Securities Act or any rule or regulation thereunder applicable to Buyer and relating to action or inaction required of Buyer in connection with any such registration, qualification, or compliance, and will reimburse Seller, each of its officers, directors, legal counsel, accountants and each person controlling Seller, each such underwriter, and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action; *provided, however,* that Buyer will not be liable in any such case to the extent that any such claim, loss, damage, liability, or expense arises out of or is based on any untrue statement or omission based upon written information furnished to Buyer by Seller or underwriter and stated to be for use therein. It is agreed that the indemnity agreement contained in this subsection 13.2(d) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the prior written consent of Buyer (which consent shall not be unreasonably withheld).

(e)   Seller will indemnify Buyer and its officers, directors and each person who controls Seller with the meaning of Section 15 of the Securities Act, its legal counsel and accountants, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular, or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Buyer, each such underwriter, and each person who controls any such underwriter for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to Buyer by Seller and stated to be for use therein; *provided, however,* that the obligations of Seller hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages, or liabilities (or actions in respect thereof) if such settlement is effected without the prior written consent of Seller (which consent shall not be unreasonably withheld).

(f)   Each party entitled to indemnification under this Section 13.2 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at the Indemnified Party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(g)   If the indemnification provided for in this Section 13.2 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(h)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(i)   As used herein, the term "Registration Expenses" means all expenses incurred in effecting any registration pursuant to this Section 13.2, including, without limitation, all registration, qualification, and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for Buyer and counsel for Seller, blue sky fees and expenses, and expenses of any special audits incident to or required by any such registration, but shall not include Selling Expenses. As used herein, the term "Selling Expenses" means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of the Shares, and the fees and disbursements of counsel for Seller (other than the fees and disbursements of counsel included in Registration Expenses).

(j)   Buyer covenants and agrees that it will use all reasonable efforts to (i) make and keep public information regarding Buyer available as those terms are understand and defined in Rule 144 under the Securities Act and (ii) file with the SEC in a timely manner all reports and documents required of Buyer under the Securities Exchange Act of 1934, as amended, all with a view toward making available to Seller the benefits of certain rules and regulations of the SEC that may permit the sale of the Shares to the public without registration. Buyer further covenants and agrees that, if Seller is precluded from availing itself of such rules and regulations at any time during the one year period commencing on the first anniversary of the Closing Date and such preclusion is attributable to Buyer's breach of the covenants and agreements set forth in (i) or (ii) of this subsection 13.2(j), Buyer shall have forty-five (45) days to cure such breach (such period commencing with the date Buyer receives written notice of the breach from Seller), failing which Buyer shall pay Seller liquidated damages of $50,000.

14.   **Miscellaneous Provisions.**

14.1   *Entire Agreement.* This Agreement and the exhibits referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

14.2   *Survival of Warranties.* The representations and warranties of Buyer and Seller contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing.

14.3   *Successors and Assigns.* Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

14.4   *Governing Law.* This Agreement shall be governed by and construed under the laws of the State of Idaho without regard to its provisions regarding conflicts of laws.

14.5   *Arbitration.* Any dispute regarding the interpretation of this Agreement or the performance by any party hereto of their respective obligations shall be submitted to and determined by the decision of a board of arbitration consisting of three members ("Board of Arbitration") selected as hereinafter provided. Buyer shall select an arbitrator and the Seller shall select an arbitrator, each of whom shall be a member of the Board of Arbitration who is independent of the parties. A third Board of Arbitration member, independent of the parties, shall be selected by mutual agreement of the other two Board of Arbitration members. If the other two Board of Arbitration members fail to reach agreement on such third member within 20 days after their selection, such third member shall thereafter be selected by the American Arbitration Association upon application made to it for such purpose by any party to the arbitration. The Board of Arbitration shall meet in Spokane, Washington, and shall reach and render a decision in writing (which shall state the reasons for its decisions in writing and shall make such decisions entirely on the basis of the substantive law governing the Agreement and which shall be concurred in by a majority of the members of the Board of Arbitration) with respect to the items in dispute. In connection with rendering its decisions, the Board of Arbitration shall adopt and follow the Commercial Rules of Arbitration of the American Arbitration Association. To the extent practical, decisions of the Board of Arbitration shall be rendered no more than 30 calendar days following commencement of proceedings with respect thereto. The Board of Arbitration shall cause its written decision to be delivered to Buyer and Seller. Any decision made by the Board of Arbitration (either prior to or after the expiration of such 30 calendar day period) shall be final, binding and conclusive on the parties to this Agreement and each party to the arbitration shall be entitled to enforce such decision to the fullest extent permitted by law and entered in any court of competent jurisdiction. The fees and expenses of the Board of Arbitration and the reasonable fees and expenses of legal counsel and consultants of the parties shall be allocated among the parties in the same proportion that the aggregate amount of the disputed items so submitted to the Board of Arbitration that is unsuccessfully submitted by each of them (as finally determined by the Board of Arbitration) bears to the total amount of items so submitted.

14.6   *Counterparts.* This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.7   *Titles and Subtitles.* The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

14.8   *Notices.* Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered or certified mail, postage prepaid, by hand or by a reputable nationwide overnight express service, addressed, as follows:

ASSET PURCHASE AGREEMENT - 25

If to Buyer:

Timberline Resources Corporation
1100 East Lakeshore Drive, #301`
Coeur d'Alene, Idaho 83814
Attention: John Swallow
Telefacsmile: (208) 664-4860

with a copy to:

Thomas E. Boccieri
561 Schaefer Avenue
Oradell, New Jersey 07649-2517
Telefacsimle: (201) 265-6069

If to Seller:

Butte Highlands Mining Company
P.O. Box 99
Liberty Lake, Washington 99019
Attention: Paul Hatfield
Telefacsimile: (509) 244-2155

with a copy to:

Randall & Danskin, P.S.
1500 Bank of America Financial Center
601 West Riverside Avenue, Suite 1500
Spokane, Washington 99201-0653
Attention: Douglas Siddoway
Telefacsimile: (509) 624-2258

14.9   *Severability.* If one or more provisions of this Agreement are held to be
unenforceable under applicable law, such provision shall be excluded from this Agreement and the
balance of the Agreement shall be interpreted as if such provision were so excluded and shall be
enforceable in accordance with its terms.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BUYER: Timberline Resources Corporation,
                                    an Idaho corporation



By: _____

John Swallow, its Chief Executive Officer

SELLER: Butte Highlands Mining Company,
                                    a Delaware corporation



By: _____

Paul Hatfield, its President

ASSET PURCHASE AGREEMENT - 27

Exhibit A-1 to Asset Purchase Agreement
(List of Tangible Assets)

A. Mining Claims (All located in Silver Bow County, Montana)

1. Unpatented Mining Claims:

Name	*MT MMC Serial No.*	*Location*	*Roll*	*Card*
B.H.C #1	12114	Tn 1N R 7W, Sec. 31	265	299
B.H.C #2	12115	Tn 1N R 7W, Sec. 31	265	300
B.H.C #3	12116	Tn 1N R 7W, Sec. 31	265	301
B.H.C #4	12117	Tn 1N R 7W, Sec. 31	265	302
B.H.C #5	12118	Tn 1N R 7W, Sec. 31	265	303
B.H.C #6	12119	Tn 1N R 7W, Sec. 31	265	304
B.H.C #8	12121	Tn 1N R 7W, Sec. 31	265	306

2. Patented Mining Claims:

Name	*Mineral Survey No.*	*Location*	*Rights*
Only Chance	11	Tn 1N R7W, Sec. 32	Surface and Mineral
J.B. Thompson	387	Tn 1N R7W, Sec. 31	Surface and Mineral
Purchance	10719	Tn 1N R7W, Sec. 32	Surface and Mineral
Main Ripple	10742	Tn 1N R7W, Sec. 31	Surface and Mineral
Red Mountain	10719	Tn 1N R7W, Sec. 32	Surface and Mineral
Murphy	4025	Tn 1N R7W, Sec. 31	Surface and Mineral
Island	10713	Tn 1N R7W, Sec. 32	Mineral Only
Main Chance	10719	Tn 1N R7W, Sec. 32	Mineral Only

B. Water Rights

All of the water rights associated with the following permits issued by the State of Montana: 41D 195449 00, 41G 195448 00, 41G 195447 00, and 76G 195450 00.

C. Other Tangible Assets

All papers, documents and instruments in Seller's possession, custody or control relating or pertaining to the Tangible Assets, including but not limited to: the mining claims specified in A, above, and proof of assessment work relating to such claims; and the water rights specified in B, above.

Exhibit A-2 to Asset Purchase Agreement

Buyer expressly assumes all of the following debts, claims, liabilities and obligations pertaining to the Tangible Assets that arise or are asserted from and after the Closing Date, including but not limited to:

(a)   debts, claims, liabilities or obligations arising or pertaining to any future required assessment work of the mining claims identified in Exhibit A-1; and

(b)   debts, claims, liabilities or obligations arising or pertaining to Buyer's exploration or development of the mining claims identified in Exhibit A-1.

In addition, Buyer expressly assumes all of the following debts, claims, liabilities and obligations pertaining to the Tangible Assets, whether they arise or asserted before or after the Closing Date:

(a)   debts, claims, liabilities or obligations arising or pertaining to any violation or alleged violation of any Environmental Laws; and

(b)   debts, claims, liabilities or obligations arising or pertaining to any Environmental Permit.

Exhibit A-3 to Asset Purchase Agreement
(Allocation of Purchase Price)

The purchase price shall be allocated among the Assets as follows:

Asset	*Amount*	*Percentage*
mining claims	$600,000	96.62%
water rights	20,000	3.22%
books and records	1,000	0.16%

Section 5.6 – Seller has been advised that it may be liable under Environmental Laws for historical mining activities conducted on the mining claims comprising a portion of the Assets. Such liabilities have been expressly assumed by Buyer pursuant to this Agreement.

Section 6.6 – Kettle Drilling has one subsidiary corporation, World Wide Exploration S.A. de C.V.

Section 6.7 – Reference is made to Buyer's annual report on Form 10-KSB for the year ended September 30, 2006 for information concerning its contracts and other commitments.

Section 6.10 - Reference is made to Buyer's annual report on Form 10-KSB for the year ended September 30, 2006 for information concerning its properties and assets.

Section 6.11 - Reference is made to Buyer's annual report on Form 10-KSB for the year ended September 30, 2006 for information concerning its material liabilities.

Section 6.15 – Buyer has one employee benefit plan, that being its Amended 2005 Equity Incentive Plan. Reference is made to Buyer's annual report on Form 10-KSB for the year ended September 30, 2006 for more information concerning this plan.

Section 6.19 – Buyer or its Kettle Drillig subsidiary have entered into loan transactions, with John Swallow, Douglas Kettle and David Deeds. Specific information concerning these loans is set forth in the financial statements of Buyer that are included in Buyer's annual report on Form 10-KSB for the year ended September 30, 2006 for more information concerning this plan.

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ASSET PURCHASE AGREEMENT - 32